Alcan Inc.

Notice of Annual Meeting
of Shareholders

28 April 2005

Proxy Circular

Dear Shareholder:

You are cordially invited to attend the 103rd Annual Meeting of Shareholders of Alcan Inc., which will take place on Thursday, 28 April 2005, in the Assembly Hall, International Civil Aviation Organization, 999 University Street (Atrium entrance), Montreal, Quebec, Canada at 10:00 a.m.

At the Meeting, the Shareholders will be asked to consider the matters set out in the enclosed Notice of Annual Meeting.

Your vote is important.  Please complete, sign and date the form of proxy and return it in the enclosed envelope, whether or not you plan to attend the Meeting.  Returning the proxy will not limit your right to vote in person if you attend the Meeting.

The Meeting will be webcast on Alcan's web site (www.alcan.com).

If you have any questions regarding the matters to be dealt with at the Meeting or require additional copies of this material, please call Alcan's transfer agent, CIBC Mellon Trust Company, at 1-800-387-0825 (toll free) or collect at 416-643-5500.

Yours sincerely,

L. Yves Fortier
Chairman of the Board of Alcan Inc.
2 March 2005

Proxy Circular 2005	(i)	Alcan Inc.

What's Inside:

1	Notice of Annual Meeting of Shareholders of Alcan Inc.

2	Proxy Circular

2	Definitions

3	Questions & Answers on Voting and Proxies

6	Business to be Transacted at the Meeting

7	Nominees for Election as Directors

9	Corporate Governance Practices

16	Report of the Audit Committee

17	Auditors

19	Report on Executive Compensation

23	Performance Graph

24	Executive Officers' Compensation

31	Employment Agreements

31	Directors' Compensation

33	Indebtedness of Directors, Executive Officers and Employees

33	Directors' and Officers' Liability Insurance

34	Additional Information

34	Approval of the Board of Directors

35	Schedule A: Resolution - Shareholder Rights Plan

36	Schedule B: Summary - Shareholder Rights Plan

39	Schedule C: Resolution - Alcan Executive Share Option Plan

40	Schedule D: Summary - Alcan Executive Share Option Plan

La version française du présent document ainsi que le formulaire de procuration qui l'accompagne seront envoyés aux actionnaires sur demande.  Veuillez communiquer avec la Compagnie Trust CIBC Mellon, en appelant au 1 800-387-0825 (sans frais) ou à frais virés au (416) 643-5500.

Proxy Circular 2005	(ii)	Alcan Inc.

Notice of Annual Meeting of Shareholders of Alcan Inc.

The 103rd Annual Meeting of the holders of the Common Shares of Alcan Inc. will be held on Thursday, 28 April 2005 at 10:00 a.m. in the Assembly Hall, International Civil Aviation Organization, 999 University Street (Atrium entrance), Montreal, Quebec, Canada, for the following purposes:

1.    receiving the financial statements and the Independent Auditors' Report for the year ended 31 December 2004,

2.    electing Directors,

3.    appointing Auditors and authorizing the Directors to fix their remuneration,

4.    re-confirming the Shareholder Rights Plan and approving amendments thereto as described in the attached Proxy Circular, and

5.    approving certain amendments to the Alcan Executive Share Option Plan, including the reservation of an additional 12,000,000 Common Shares for issuance under the Alcan Executive Share Option Plan as described in the attached Proxy Circular.

Shareholders who cannot attend the Annual Meeting may submit their proxies in accordance with the procedures set  out in the attached Proxy Circular.

By order of the Board of Directors,

Roy Millington
Corporate Secretary

Montreal, Canada
2 March 2005

Proxy Circular 2005	1	Alcan Inc.

Proxy Circular
(As of 2 March 2005, except as otherwise provided)

This Proxy Circular is furnished in connection with the solicitation of proxies by the Board of Directors and management of Alcan Inc. for use at the Annual Meeting of Shareholders to be held in Montreal on 28 April 2005 (and at any adjournment thereof) for the purposes set out in the attached Notice of Annual Meeting.

Definitions

Unless stated otherwise, the following expressions used in this Proxy Circular have the meanings indicated:

"Alcan" or "Company" means Alcan Inc.,

"Algroup" means Alusuisse Group Ltd. (now Alcan Holdings Switzerland Ltd.), a Subsidiary of Alcan following the Algroup Combination,

"Algroup Combination" means the process by which Algroup became a Subsidiary of Alcan on 17 October 2000, through the completion of a share exchange offer by Alcan for the shares of Algroup,

"Auditors" means Alcan's external auditors PricewaterhouseCoopers LLP,

"Board" or "Board of Directors" means the board of directors of Alcan,

"CBCA" means the Canada Business Corporations Act,

"Chairman" means the Chairman of the Board of Directors of Alcan,

"CEO" means the Chief Executive Officer of Alcan,

"CIBC Mellon" means CIBC Mellon Trust Company,

"Circular" means this proxy circular prepared in connection with the Meeting,

"Director" means a director of Alcan,

"Executive Officers" means the President and Chief Executive Officer, the Executive Vice Presidents, the Senior Vice Presidents and the Vice Presidents of Alcan,

"Meeting" means the Annual Meeting of Shareholders to be held on 28 April 2005 and any adjournment thereof,

"Non-Executive Director" means a Director of Alcan who is not an employee of Alcan or its Subsidiaries or related companies,

"Notice" means the attached Notice of Annual Meeting,

"Novelis" means Novelis Inc., a corporation incorporated under the CBCA and formed to acquire, pursuant to the Novelis Spin-off, the businesses contributed by Alcan,

"Novelis Spin-off" means the transfer to Novelis of substantially all of the aluminum rolled products businesses held by Alcan prior to the Pechiney Combination and Novelis becoming an independent publicly-traded company on 6 January 2005,

"Option Plan" means the Alcan Executive Share Option Plan described on page 25,

"Pechiney" means Pechiney, a French société anonyme, a Subsidiary of the Company following the Pechiney Combination,

"Pechiney Combination" means the process by which Pechiney became a Subsidiary of Alcan on 15 December 2003, through the completion of a cash and Shares offer by Alcan for the securities of Pechiney,

"Share" or "Common Share" means a common share in the capital of Alcan,

"Shareholder" means a holder of the Shares,

"SOX" means the U.S. Sarbanes-Oxley Act of 2002, and the rules thereunder,

"Subsidiary" means a company controlled, directly or indirectly, by Alcan, and

"$", except where otherwise indicated, means U.S. Dollars.

Proxy Circular 2005	2	Alcan Inc.

Questions & Answers on Voting and Proxies

If you are not a registered Shareholder, please also refer to page 5 "Voting by Non-Registered Shareholders" for a description of the procedure to be followed to vote your Shares.

Q: Who is soliciting my proxy?

A: This Circular is furnished in connection with the solicitation by Alcan of Shareholder proxies to be used at the Meeting to vote your Shares. The solicitation of proxies will be made primarily by mail, but may also be made by electronic means, by telephone or in person. The cost of soliciting proxies will be borne by Alcan.  Georgeson Shareholder Communications Canada and Morrow & Co., Inc. have been retained by Alcan in Canada and the United States, respectively, to assist in the solicitation of proxies from Shareholders.  For these services, Georgeson Shareholder Communications Canada and Morrow & Co., Inc. are expected to receive, from Alcan, fees of approximately Can. $25,000 and $15,000, respectively, plus reimbursement of reasonable expenses. In addition, employees of Alcan may solicit proxies without compensation.  CIBC Mellon is responsible for the tabulation of proxies.

Q:  What am I voting on?

A:   Shareholders will be voting on the:

  Election of Directors;

  Appointment of PricewaterhouseCoopers LLP as the Auditors and authorization given to the Directors to fix the Auditors' remuneration;

  Re-confirmation of the Shareholder Rights Plan; and

  Approval of amendments to the Option Plan.

Q:  How will these matters be decided at the meeting?

A:  A simple majority of the votes cast, by proxy or in person, will constitute approval of each of the matters specified in this Circular.

Q:  What documents are available to shareholders?

A: Shareholders will receive the Alcan 2004 annual report to Shareholders, which includes the audited consolidated financial statements, management's discussion and analysis thereof and this Circular.  Registered Shareholders will also receive the form of proxy and a consent form for electronic delivery of documents.

Copies of Alcan's annual report on Form  10-K and audited consolidated financial statements filed with the Canadian and U.S. securities regulators can be found on the Company's Internet site at www.alcan.com or may be obtained, without charge, on request from the Corporate Secretary of Alcan, 1188 Sherbrooke St. West, Montreal, Quebec, Canada, H3A 3G2.

Q:  Who is entitled to vote?

A: On 2 March 2005, 370,037,313 Shares were outstanding. Shareholders of record as of the close of business on that date ("Record Date") are entitled to receive notice of the Meeting and either they or their duly appointed proxyholders will be entitled to attend the Meeting and vote.

Each holder of Shares is entitled to one vote at the Meeting for each Share registered in his or her name at the close of business on the Record Date.

Q:  How do I vote?

A: There are four ways that you can vote your Shares if you are a registered Shareholder. (1) You may vote in person at the Meeting, (2) you may complete and sign the enclosed form of proxy appointing the named persons or another person you choose to represent you and to vote your Shares at the Meeting, (3) you may forward your proxy electronically, or (4) you may forward your proxy by telephone.

Completing, signing and returning your form of proxy does not preclude you from attending the Meeting in person.  If you do not wish to attend the Meeting or do not wish to vote in person, your proxy will be voted or be withheld from voting, in accordance with your wishes as specified on your proxy, on any ballot that may be called at the Meeting.  If the Shareholder is a body corporate or association, the form of proxy must be signed by a person duly authorized by that body corporate or association.

To forward your proxy electronically, you must go to the following Internet site: www.eproxyvoting.com/alcan, enter your personalized e-voting control number located on your form of proxy and follow the instructions.

If your Shares are registered in the name of a nominee, please see "Voting by Non-Registered Shareholders" on page 5.

Proxy Circular 2005	3	Alcan Inc.

Q:  What if I plan to attend the meeting and vote in person?

A: If you plan to attend the Meeting on 28 April 2005 and wish to vote your Shares in person at the Meeting, it is not necessary for you to complete or return the form of proxy.  Your vote will be taken and counted at the Meeting.  Please register with the transfer agent, CIBC Mellon, upon arrival at the Meeting. Your participation in person in a vote by ballot at the Meeting would automatically revoke any proxy that you had previously given in respect of businesses covered by that vote. Non-registered Shareholders wishing to attend the Meeting should refer to "Voting by Non-Registered Shareholders" on page 5.

Q:  What happens when I sign and return the form of proxy?

A: Signing the enclosed proxy gives authority to the named proxyholders on the form, or to another person you have appointed, to vote your Shares at the Meeting in accordance with the voting instructions you provide.

Q:  Can I appoint someone other than the named proxyholders to vote my shares?

A: Yes. Write the name of your chosen person, who need not be a Shareholder, in the blank space provided in the form of proxy.  It is important to ensure that any other person you appoint is attending the Meeting and is aware that his or her appointment has been made to vote your Shares. Proxyholders should, upon their arrival at the Meeting, present themselves to a representative of CIBC Mellon.  Please note that if you choose to forward your proxy electronically, only the named proxyholders may be appointed.

Q: What do I do with my completed form of proxy?

A: Return it to the transfer agent, CIBC Mellon, in the envelope provided, or forward it by telecopier to (416) 368-2502, so that it arrives no later than 5:00 p.m. EDT on 27 April 2005. All Shares represented by a properly executed proxy received by CIBC Mellon prior to such time will be voted or be withheld from voting, in accordance with your instructions as specified in the proxy, on any ballot that may be called at the Meeting.

Q:  How will my shares be voted if I return my proxy?

A: The persons named in the form of proxy will vote or withhold from voting your Shares in accordance with your instructions. In the absence of such instructions, however, your Shares will be voted FOR the election of the Directors, FOR the appointment of the Auditors, FOR the re-confirmation of the Shareholder Rights Plan and FOR the approval of amendments to the Option Plan.

Q:  If I change my mind, can I take back my proxy once I have given it?

A: Yes. A Shareholder who has given a proxy may revoke it with an instrument in writing which includes another proxy with a later date, executed by the Shareholder or by the Shareholder's attorney authorized in writing and delivered to CIBC Mellon, 200 Queen's Quay East, Unit 6, Toronto, Ontario, M5A 4K9, Canada or by telecopier at (416) 368-2502, no later than 5:00 p.m. EDT on 27 April 2005, or to the chairman of the Meeting on the day of the Meeting or any adjournment thereof.

    The participation in person by a Shareholder in a vote by ballot at the Meeting would automatically revoke any proxy that has been previously given by the Shareholder in respect of business covered by that vote.

Q:  What if amendments are made to these matters or if other matters are brought before the meeting?

A: The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual Meeting and to other matters which may properly come before the Meeting. As of the date of this Circular, the management of Alcan knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

Q:  How can I contact the transfer agent?

A:   You can contact the transfer agent at:

         CIBC Mellon Trust Company
         320 Bay Street, 3rd floor
         Toronto, Ontario, Canada M5H 4A6
         Telephone: (416) 643-5500
                         1-800-387-0825
(toll free throughout Canada and the U.S.)
Telecopier: (416) 643-5501

Q:  What is the final date to submit a shareholder proposal for the 2006 annual meeting?

A:   The final date for submitting Shareholder proposals to Alcan is 1 December 2005.

Proxy Circular 2005	4	Alcan Inc.

Q:  Who are the principal shareholders of the company?

A: To the knowledge of the Directors and Executive Officers of the Company, no person or company beneficially owns or exercises control or direction over more than 10% of the outstanding Shares of the Company. Capital Group International Inc. has reported to the U.S. Securities and Exchange Commission that they owned 6.0% of Alcan Shares on 31 December 2004.

Voting by non-registered shareholders

Q:  If my shares are not registered in my name but are held in the name of an intermediary (a bank, trust company, securities broker, trustee, etc.), how do I vote my shares?

A:  Non-registered or beneficial Shareholders are not personally listed in Alcan's Share register. Their Shares are held in the name of an intermediary or a "nominee", which is usually a trust company, securities broker or other financial institution. If you are a non-registered Shareholder, there are two ways that you can vote your Shares held in the name of your nominee:

1)  By providing voting instructions to your nominee

Applicable securities laws require your nominee to seek voting instructions from you in advance of the Meeting.  Accordingly, you will receive or have already received from your nominee either a request for voting instructions or a form of proxy for the number of Shares you hold. Every nominee has its own mailing procedures and provides its own signing and return instructions, which should be carefully followed by non-registered Shareholders to ensure that their Shares are voted at the Meeting.

2)  By attending the Meeting in person

The Company generally does not have access to the names of its non-registered Shareholders. Therefore, if you attend the Meeting, the Company will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder.

If you wish to vote in person at the Meeting, insert your own name in the space provided on the request for voting instructions or form of proxy to appoint yourself as proxyholder. Then follow the signing and return instructions provided by your nominee. Non-registered Shareholders who instruct their nominee to appoint themselves as proxyholders should, at the Meeting, present themselves to a representative of CIBC Mellon.

Proxy Circular 2005	5	Alcan Inc.

Business to be transacted at the Meeting
 (See Notice of Annual Meeting of Shareholders of Alcan Inc.)

1.     Presentation of Financial Statements

The consolidated financial statements for the year ended 31 December 2004 and the Independent Auditors' Report for 2004 will be submitted to Shareholders at the Meeting, but no vote with respect thereto is required or proposed to be taken.  The consolidated financial statements are included in the Alcan 2004 annual report that is being mailed to Shareholders with the Notice of Annual Meeting and this Circular.

2.     Election of Directors

Thirteen Directors are to be elected to serve until the close of the next annual meeting of the Company or until they cease to hold office as such.  The Board of Directors and management recommend the election of the nominees listed on pages 7 and 8.

3.      Appointment of Auditors

Auditors are to be appointed to serve until the close of the next annual meeting of the Company, and the Directors are to be authorized to fix the remuneration of the Auditors so appointed.

The Board of Directors and management, on the advice of the Audit Committee, recommend that PricewaterhouseCoopers LLP, Montreal, Canada, be appointed as Auditors.

A representative of PricewaterhouseCoopers LLP will be present at the Meeting and will have the opportunity to make a statement should he desire to do so. He will also be available to answer questions.

4.      Re-confirmation of Shareholder Rights Plan

As an item of special business, the Shareholders will be asked at the Meeting to adopt a resolution, as set out in Schedule A hereto, re-confirming the Shareholder Rights Plan ("Rights Plan") which is embodied in the Shareholder Rights Agreement ("Plan Agreement") that was re-confirmed on 25 April 2002. Under the terms of the Plan Agreement, the Rights Plan must be submitted to the Shareholders at every third annual meeting for re-confirmation until its expiration in 2008.

The Rights Plan is being submitted for re-confirmation with certain minor amendments as explained in this Circular.  A summary of the Plan Agreement is set out in Schedule B hereto.

The primary objective of the Rights Plan is to provide the Board with sufficient time to explore and develop alternatives for maximizing Shareholder value if a take-over bid is made for Alcan and to provide all Shareholders with an equal opportunity to participate in such bid.  Alcan has no knowledge at the present time of any take-over bid or intended take-over.

To be adopted, the resolution must be approved by a majority of the votes cast on the matter at the Meeting.

5.      Approval of Amendments to the Option Plan

As an item of special business, the Shareholders will be asked at the Meeting to adopt a resolution, as set out in Schedule C hereto, approving certain amendments to the Option Plan, including the reservation of an additional 12,000,000 Common Shares for issuance under the Option Plan. A summary of the Option Plan is set out in Schedule D hereto.

To be adopted, the resolution must be approved by a majority of the votes cast on the matter at the Meeting.

Proxy Circular 2005	6	Alcan Inc.

Nominees for Election as Directors

Roland Berger	67, Director since 2002 Munich, Germany	L. Yves Fortier, c.c., q.c.	69, Director since 2002 Montreal, Quebec

Mr. Berger is non-executive chairman of Munich-based Roland Berger Strategy Consultants, one of the leading global strategy consultancies, which he founded in 1967. He is also a member of various supervisory boards and consultant groups, pursues extensive commitments in the public sector and is an expert on corporate management and general economic and social issues.
(1), (3), (5)
5,185 Deferred Share Units

Mr. Fortier is Chairman of the Board of Alcan and is chairman and a senior partner of the law firm Ogilvy Renault in Montreal.  From 1988 to 1992, he was Ambassador and Permanent Representative of Canada to the United Nations.  He is also governor of Hudson's Bay Company and a director of NOVA Chemicals Corporation and Nortel Networks Corporation†.  Mr. Fortier is a trustee of the International Accounting Standards Committee.
(1*), (4)
1,000 Common Shares
16,633 Deferred Share Units

L. Denis Desautels, o.c., f.c.a.	61, Director since 2003 Ottawa, Ontario	Jean-Paul Jacamon	57, Director since 2004 Mareil-Marly, France

Mr. Desautels is executive-in-residence at the School of Management of the University of Ottawa.  He was Auditor General of Canada from 1991 to 2001, prior to which he had been a senior partner of the accounting firm of Ernst & Young LLP.  Mr. Desautels is chairman of the Laurentian Bank of Canada, a director of The Jean Coutu Group (PJC) Inc. and of Bombardier Inc. and a member of the Accounting Standards Oversight Council of the Canadian Institute of Chartered Accountants.
(1), (2*), (3)
573 Common Shares
3,349 Deferred Share Units

Mr. Jacamon is non-executive chairman of Bonna Sabla and of Gardiner Group.  He was previously chief operating officer and director of Schneider Electric from 1996 to 2002. He is also a director of Le Carbone Lorraine, STACI and AMEC plc.
(1), (3)
136 Common Shares
1,795 Deferred Share Units

Travis Engen	60, Director since 1996 New Canaan, Connecticut	William R. Loomis, Jr.	56, Director since 2002 Santa Barbara, California

Mr. Engen has been President and CEO of Alcan since March 2001. Prior to joining the Company, Mr. Engen had been chairman and chief executive of ITT Industries, Inc. since 1995. Mr. Engen is a director of Lyondell Chemical Company and the Canadian Council of Chief Executives. He is vice chairman of the World Business Council for Sustainable Development and is chairman of the International Aluminium Institute and of The Prince of Wales International Business Leaders Forum.
225,500 Common Shares
2,192 Deferred Share Units
1,815,517 Options to purchase Shares

Mr. Loomis is involved in investment and academic activities. He was a limited managing director of Lazard LLC from January 2001 to March 2004. He was chief executive officer of Lazard LLC from November 2000 to December 2001. He was previously deputy chief executive officer from 1999 and a managing director from 1995 of Lazard Frères & Co. He is a director of Limited Brands, Inc. and Ripplewood Holdings LLC.
(1), (2), (4), (5*)
10,000 Common Shares
8,406 Deferred Share Units

Proxy Circular 2005	7	Alcan Inc.

Yves Mansion	54, Director since 2004 Paris, France	Gerhard Schulmeyer	66, Director since 1996 Greenwich, Connecticut

Mr. Mansion is chairman and chief executive officer of Société Foncière Lyonnaise and a member of the French Collège de l'Autorité des marchés financiers. He was group managing director of Assurances Générales de France from 1990 to 2001. Mr. Mansion is a member of the supervisory board of Euler Hermes and deputy director of l'Entreprise de Recherche et d'activités pétrolières.
(1), (2)
3,675 Deferred Share Units

Mr. Schulmeyer is professor of practice at the MIT Sloan School of Management.  From 1998 until 2001, he was president and chief executive officer of Siemens Corporation.  He serves on the boards of Zurich Financial Services, Ingram Micro Inc., and Korn/Ferry International as well as the international advisory board of Banco Santander Central Hispano.
(1), (3*), (4)
2,245 Common Shares
8,809 Deferred Share Units

Christine Morin- Postel	58, Director since 2003 Neuilly sur Seine, France	Paul M. Tellier, p.c., c.c., q.c.	65, Director since 1998 Montreal, Quebec

Mrs. Morin-Postel was, until 2003, executive vice-president in charge of human resources at Suez Group. She was previously chief executive officer of Société Générale de Belgique from 1998 to 2001. Mrs. Morin-Postel is a director of 3i Group plc and Pilkington plc. She is also a member of the supervisory board of Royal Dutch Shell Company.
(1), (2)
5,268 Deferred Share Units

Mr. Tellier was, until December 2004,  president and chief executive officer of Bombardier Inc.  From 1992 to 2002, he was president and chief executive officer of the Canadian National Railway Company.  He is a director of McCain Foods, Bell Canada and BCE Inc.  He is former chairman of the Conference Board of Canada.
(1), (2), (4*)
1,958 Common Shares
14,334 Deferred Share Units

H. Onno Ruding

65, Director since 2004
Brussels, Belgium

Dr. Ruding was Minister of Finance of the Netherlands and was an executive director of the International Monetary Fund in Washington, D.C. and a member of the Board of managing directors of AMRO Bank in Amsterdam. He was, until 2003, vice chairman of Citicorp and Citibank, N.A. Dr. Ruding is a director of Corning Inc, Holcim AG and RTL Group. He is chairman of BNG NV (Bank for the Netherlands Municipalities) and the Centre for European Policy Studies (CEPS) in Brussels. Dr. Ruding is also a member of the international advisory committees of Robeco Group, Citigroup and the Federal Reserve Bank of New York.
(1), (3)
112 Common Shares
449 Deferred Share Units

		Milton K. Wong, c.m.	66, Director since 2003 Vancouver, British Columbia

Mr. Wong is non-executive chairman of HSBC Asset Management (Canada) Ltd. and Chancellor of Simon Fraser University in British Columbia.  He was founder and chairman of M. K. Wong and Associates until it was sold in 1996 to HSBC. He serves as a director on the boards of the Aga Khan Foundation Canada, the Canada-U.S. Fulbright Program, the Pacific Salmon Endowment Society, Genome BC, and the Pierre Elliott Trudeau Foundation.  He is a member of the National Advisory Committee to the World Urban Forum and the Canadian Judicial Council. He is the founder and past-chairman of the Laurier Institution, a non-profit organization for advancing knowledge of the economics of cultural diversity.
(1), (4)
40,000 Common Shares
6,274 Deferred Share Units

Guy Saint-Pierre, c.c.	70, Director since 1994 Montreal, Quebec

Committee Memberships
1.  Corporate Governance
2.  Audit
3.  Human Resources
4.  Environment, Health & Safety
5.  Nominating

*    Committee chairman

†   Mr. Fortier is a director of Nortel Networks Corporation and, along with all Nortel directors and officers, was subject to a cease trade order in relation to Nortel securities. The order was issued on 17 May 2004 as a result of Nortel's failure to file financial statements and is still in effect.

Mr. Saint-Pierre was, until 2004, chairman of the board of the Royal Bank of Canada. He was president and chief executive officer of SNC-Lavalin Group Inc. from 1989 to 1996 and chairman from 1996 to 2002. Mr. Saint-Pierre is a director of the Institute for Research on Public Policy.
(1), (2), (3), (5)
16,170 Common Shares
8,976 Deferred Share Units
Proxy Circular 2005	8	Alcan Inc.

Corporate Governance Practices

Alcan is committed to the highest levels of corporate governance practices, which are essential to the success of the Company and to the enhancement of Shareholder value.  The Common Shares are listed on the Toronto, New York, London, Paris and Swiss stock exchanges and Alcan, in addition to making the required filings with Canadian securities regulators, files periodic and current reports with the United States Securities and Exchange Commission.  Accordingly, Alcan is subject to a variety of corporate governance and disclosure requirements.  Alcan's corporate governance practices meet or exceed the Toronto Stock Exchange Corporate Governance Guidelines ("TSX Guidelines") and other applicable stock exchange and regulatory requirements and ensure transparency and effective governance of the Company.

On 29 October 2004, the Canadian Securities Administrators ("CSA") published for comment proposed National Policy 58-201 "Corporate Governance Guidelines" and proposed National Instrument 58-101 "Disclosure of Corporate Governance Practices". The Company's governance practices are in compliance with the CSA's proposed governance guidelines. Alcan's Board regularly reviews its corporate governance practices in light of developing requirements in this field.  As new provisions come into effect, the Board will reassess its corporate governance practices and implement changes where appropriate.

The following is an overview of Alcan's corporate governance practices with footnotes referencing the TSX Guidelines.

The Board of Directors

The Board has the responsibility for the stewardship of the Company, including the responsibility to ensure that it is managed in the interest of its Shareholders as a whole, while taking into account the interests of other stakeholders.1

The Board supervises the management of the business and affairs of the Company and discharges its duties and obligations in accordance with the provisions of (a) the CBCA, (b) the Company's articles of incorporation and by-laws, (c) the Company's Worldwide Code of Employee and Business Conduct, (d) the charters of the Board and Board Committees, and (e) other applicable legislation and Company policies.

The Company's corporate governance practices require that, in addition to its statutory duties, the following matters be subject to Board approval: (1) capital expenditure budgets and significant investments and divestments, (2) the Company's strategic and value-maximizing plans2, (3) the number of Directors within the limits provided in the Company's articles of incorporation, and (4) any matter which may have the potential for important impact on the Company.

Composition of the Board

The Nominating Committee, a sub-committee of the Corporate Governance Committee described below, recommends candidates for election to the Board.  Nominees are selected as potential representatives of Shareholders as a whole and not as representatives of any particular Shareholder or group of Shareholders.  Alcan does not have a significant or controlling Shareholder.

The Board's objective, in respect to its composition, is to have members possessing an appropriate mix of skills, knowledge and experience and to have an understanding of the regions in which the Company operates. The Board's expectations in relation to its members and a statement of its corporate governance principles are set out in the Board charter. The Board is satisfied that its number of Directors enables effective decision-making.3  The charter of the Board of Directors is posted on Alcan's Internet site (www.alcan.com).

According to their mandates as set out in their charters, the Board and each of its Committees may engage outside advisors at the expense of the Company.4

The Board charter provides that Directors who reach the age of 72 prior to the annual meeting of Shareholders in any year shall retire at that meeting.

Independence of the Board

Care is taken to ensure that the Board of Directors is constituted of a substantial majority of individuals who qualify as Directors who are unrelated to and independent of management, in accordance with stock exchange requirements.5

Proxy Circular 2005	9	Alcan Inc.

To assist in determining the independence of its members, the Board has established Guidelines on the Independence of the Directors of Alcan Inc. ("Guidelines on Independence"), a copy of which is available on Alcan's Internet site (www.alcan.com).

The definition of an Independent Director under the Guidelines on Independence encompasses both the definition of an "unrelated" director within the meaning of the TSX Guidelines and of an "independent" Director within the meaning of the rules of the New York Stock Exchange. Such a Director must not have any material relationship with Alcan, either directly or as a partner, shareholder or officer of a company that has a relationship with Alcan and has no interest or relationship which could reasonably be perceived to interfere with his or her ability to act with a view to the best interests of Alcan (an "Independent Director").6

The Guidelines on Independence also establish an additional, more stringent, definition of independence for members of the Audit, Human Resources and Nominating Committees. This heightened definition of independence corresponds to the audit committee member independence qualification within the meaning of the SOX. To meet the SOX audit committee qualification, a director must not, directly or indirectly, accept any consulting, advisory or other compensatory fee from the company and not be an affiliated person of the company or any subsidiary other than in such director's capacity as a member of the board or any committee.

The present Board is composed of thirteen Directors.  Travis Engen is President and CEO of Alcan.  Except for Mr. Engen, all Directors are Independent Directors. In particular, the Board has determined that Mrs. Morin-Postel and Messrs. Berger, Desautels, Fortier, Jacamon, Loomis, Mansion, Ruding, Saint-Pierre, Schulmeyer, Tellier and Wong are Independent Directors.

Mr. Fortier is a senior partner of Ogilvy Renault, one of a number of law firms that provide legal services for the Company. Ogilvy Renault had provided legal services to the Company for many years prior to Mr. Fortier becoming a Director and Mr. Fortier is not involved in any legal services rendered to Alcan. Ogilvy Renault has confirmed that all legal services rendered by it for Alcan in each of the past five years amounts to less than 2% of Ogilvy Renault's annual revenues. Accordingly, the relationship with the law firm is not considered to be material in accordance with applicable stock exchange rules. The Board has determined, in accordance with the Guidelines on Independence, that the services rendered are not material to the Company or to Ogilvy Renault and, accordingly, that Mr. Fortier is an Independent Director. However, because of the Company's relationship with Ogilvy Renault and retention of the SOX audit committee qualification for members of the Audit, Human Resources and Nominating Committees, Mr. Fortier is not a member of those committees.

Mr. Loomis was a limited managing director of Lazard LLC until March 2004, one of a number of investment banks that provide services to the Company.  Lazard had confirmed to the Company that any compensation determination made by it in respect of Mr. Loomis was not based directly or indirectly on any fees paid to Lazard by the Company. Mr. Loomis has now retired from Lazard. The Board has determined therefore, in accordance with the Guidelines on Independence, that Mr. Loomis is an Independent Director.

The Guidelines on Independence establish that no more than two Directors may serve together on the board of another publicly traded company. None of the Directors currently serve together on the board of any other publicly traded company.

The Board has a non-executive Chairman (Mr. Fortier); the Board has had a non-executive Chairman since 1995 and believes that the separation of the positions of CEO and Chairman contributes to allowing the Board to function independently of management.7  The Board charter describes the responsibilities of the Chairman.

Committees

The Board has established four Committees, each of which is constituted by its own charter, by which the Board delegates certain of its functions as hereinafter set out.  Each Committee is made up solely of Independent Directors.8

The Committees of the Board are: the Corporate Governance Committee, the Audit Committee, the Human Resources Committee and the Environment, Health & Safety Committee.  The Nominating Committee is constituted as a sub-committee of the Corporate Governance Committee.

Proxy Circular 2005	10	Alcan Inc.

The Committee charters are posted on Alcan's Internet site (www.alcan.com).

Corporate Governance Committee

The Corporate Governance Committee has the broad responsibility of regularly reviewing corporate governance practices in general within Alcan.9

One of the Committee's main duties is to maintain an overview of the composition and size of the Board.  The charter of the Corporate Governance Committee provides that a sub-committee, as hereinafter described, is responsible for nominating new Directors.10  The Committee develops position descriptions for the Board of Directors, the Chairman and the CEO and approves the latter's corporate objectives.11

The Corporate Governance Committee assesses and ensures on an annual basis the effectiveness of the Board as a whole, of each Committee of the Board and of the contribution of individual Directors, including the CEO.12  Each Director completes a survey of Board and Committee effectiveness on an annual basis which covers the subjects under the categories of Board composition, responsibility, meetings and committees. As part of this survey, each Director also completes a self-evaluation and an evaluation of other individual members of the Board. The results of these evaluations are compiled by an outside consultant.  The Committee also assesses the Board's relationship with management and recommends, where necessary, limits on management's authority to act without explicit Board approval.

The Committee's mandate also includes recommending levels of Directors' compensation.  To this end, the Committee considers recommendations from the Human Resources Committee and considers factors such as time commitment, risks and responsibilities.13  See page 31 for a description of Directors' Compensation.

Nominating Committee

The Nominating Committee is a sub-committee of the Corporate Governance Committee, composed entirely of Independent Directors. It reviews candidates for nomination as Directors and these nominees will be recommended as candidates for election to the Board. The delegation of power to the Committee is provided in the charter of the Corporate Governance Committee. The Committee when reviewing candidates takes into consideration factors such as judgment, independence, skill, diversity and business experience of the individual candidates and their expected contribution to the skills set of the Board as a whole. The minimum qualifications to be met by Directors are established in the Board charter. The Committee may employ, and has done so in the past, third-party search firms for identifying and evaluating nominees.

Alcan does not have a specific policy regarding Board nominees put forward by Shareholders because Shareholders representing five per cent of the Shares may propose nominees for election as Directors by following the procedure set out in the CBCA.

Mr. Ruding was recommended by the Committee as a nominee because he was well known to the Committee as having been a long standing director of Pechiney. His candidature was the subject of a review by the Committee which then recommended his appointment as Director, in 2004.

Audit Committee

This Committee is established in accordance with the requirements of the CBCA, stock exchange rules and applicable securities laws and regulations and is composed entirely of Independent Directors.  Its roles and responsibilities are set out in its charter. The Committee's main objective is to provide an effective overview of the Company's financial reporting process and internal control functions.14  It assists the Board in fulfilling its functions relating to corporate accounting and reporting practices, as well as overseeing financial and accounting controls and reviewing and approving financial statements and proposals for the issuance of securities.  The Committee also identifies the principal risks of the Company's business such as volatility in metal prices, raw material and energy costs and foreign exchange rates and oversees the implementation of appropriate measures to manage such risks, including policies and standards relating to risk management.15

Proxy Circular 2005	11	Alcan Inc.

With respect to compliance and disclosure matters, the Committee ensures that the Company makes timely disclosure of activities that would materially impact its financial statements, that all potential material claims against the Company have been properly evaluated, accounted for and disclosed, and that regular updates are received regarding certain policies and practices of the Company.16

The Committee reviews financial information prepared in accordance with generally accepted accounting principles ("GAAP") and non-GAAP financial information in its various forms, including quarterly earnings releases.  It reviews major accounting issues that arise and expected changes in accounting standards and processes that may impact the Company.

The Committee has direct communication with the Company's Auditors and internal auditors and meets privately on a regular basis with each of the Auditors, internal auditors and senior members of the Company's financial management.  The Audit Committee reviews the Auditors' audit plans, determines their independence and makes recommendations to the Shareholders for the appointment of auditors.  The chairman of the Committee reviews the terms of engagement of the Auditors and signs the Auditor's audit engagement letter.  The Committee also discusses with the Auditors the quality and not just the acceptability of the Company's accounting principles and obtains their assurance that the audit was conducted in a manner consistent with applicable laws and regulations.17 The Committee receives regular reports from the Auditors at each of their meetings.  The Company has a formal procedure that establishes rules on the Company's employment of the former Auditors' employees.

The Board determines each Audit Committee member's financial literacy and whether he or she has accounting or related financial expertise.  All members of the Audit Committee have been determined to have the requisite level of financial literacy, being the ability to understand fully balance sheets, income statements, cash flow statements and related notes to financial statements.

The Board has determined that at least one member of the Audit Committee, Mr. Desautels, is an audit committee financial expert for the purposes of s. 407 SOX.

Mr. Desautels serves on the audit committees of four public companies, including Alcan's. The Board has determined that his simultaneous service on other audit committees does not impair his ability to effectively serve on the Company's Audit Committee because he has the required time available to him to serve fully and effectively on the four audit committees in question. The Company believes that Mr. Desautels' service on those other audit committees is of significant benefit to it because of the experience it provides.  No other Director member of the Audit Committee serves on more than two other audit committees of public companies.

The Audit Committee ensures that its process for monitoring compliance and dealing with violations of Alcan's Worldwide Code of Employee and Business Conduct is established and updated.  In particular, the Audit Committee has established procedures through the Ombudsman's office in relation to complaints or concerns received by the Company involving accounting or audit matters, including the confidential and anonymous handling of such complaints and concerns from employees. The Ombudsman's office has direct contact with the Audit Committee. See Code of Conduct on page 14 and Report of the Audit Committee on page 16.

Human Resources Committee

The Human Resources Committee has the broad responsibility to review all human resources policy and employee relations matters and to make recommendations with respect to such matters to the Board or the CEO, as appropriate.  It is composed entirely of Independent Directors and its specific roles and responsibilities are set out in its charter.  The Committee will periodically review the effectiveness of the Company's overall management organization structure and succession planning for senior management18, review recommendations for the appointment of Executive Officers, and review and make recommendations to the Board based on trends and developments in the area of human resource management.

Proxy Circular 2005	12	Alcan Inc.

The Committee establishes the Company's general compensation philosophy and oversees the development and implementation of compensation policies and programs.  It also reviews and approves the level of and/or changes in the compensation of individual Executive Officers, taking into consideration individual performance and competitive compensation practices (see Report on Executive Compensation on page 19).

Environment, Health & Safety Committee

This Committee has the responsibility to review the policy, management practices and performance of Alcan in environmental, health and safety matters and make recommendations to the Board on such matters in light of current and changing requirements.  The Committee also reviews, assesses and provides advice to the Board on worldwide policy and legal, regulatory and consumer trends and developments related to the environment, as they impact the Company, its employees, businesses, processes and products.

Meetings of the Board and Committees

The Board and the Committees meet at pre-set times throughout the year and as needed. In 2004, several special Board meetings were held in connection with the Novelis Spin-off.

Board and Committee Meetings held in 2004:

Board (1)	15
Corporate Governance Committee	6
Audit Committee(2)	10
Human Resources Committee	5
Environment, Health and Safety Committee	2
Nominating Committee(3)	5

(1)       Includes 5 telephone conference Board meetings.
(2)       Includes 5 telephone conference Audit Committee meetings.
(3)       Includes 1 telephone conference Nominating Committee meetings.

Attendance of current Directors in 2004:

Directors	Board Meetings Attended	Committee Meetings Attended
Roland Berger	14 of 15	16 of 16
L. Denis Desautels	15 of 15	21 of 21
Travis Engen	15 of 15	*
L. Yves Fortier	15 of 15	8 of 8
Jean-Paul Jacamon(1)	13 of 14	10 of 10
William R. Loomis	15 of 15	18 of 18
Yves Mansion(1)	14 of 14	15 of 15
Christine Morin-Postel	13 of 15	15 of 16
H. Onno Ruding(2)	4 of 4	6 of 6
Guy Saint-Pierre	15 of 15	26 of 26
Gerhard Schulmeyer	14 of 15	22 of 23
Paul M. Tellier	13 of 15	17 of 18
Milton K. Wong	15 of 15	8 of 8

(1)     Appointed on 15 February 2004.
(2)     Appointed on 23 September 2004.
*       Mr. Engen attends Committee meetings at the request of the Committees, excluding the executive sessions thereof.

All Directors have attended at least 90% of the Board and Committee meetings in 2004.

The Board and the Committees regularly invite members of management to attend meetings to report on relevant subjects and facilitate communication between the Directors and management. With respect to the Company's strategic planning process, the Board discusses and reviews the Company's strategic plans regularly. At Board meetings, business group or unit strategic plans or corporate development matters are presented by management and reviewed and approved by the Board.2

There is no executive committee of the Board.  At the next Board meeting following each meeting of a Committee, the chairman of the Committee reports to the Board on the Committee's activities.  Minutes of Committee meetings are provided to all Directors and Directors have open invitations to attend meetings of Committees on which they do not sit.

At every in‑person meeting of the Board, the Non-Executive Directors meet in executive session, presided by the Chairman, without management present.7

The Directors are expected to attend the annual meetings of Shareholders; all Directors attended the 2004 annual meeting of Shareholders.

Proxy Circular 2005	13	Alcan Inc.

Information to the Board

Alcan's Corporate Secretary maintains a Directors' Manual which includes information on Company policies and Director responsibilities and liabilities, which is updated as necessary.  Detailed current information on the Company, its finances and its operations are sent on a monthly basis to the Directors. Particularly important information requiring urgent attention is conveyed immediately.  New Directors spend time with members of senior management, including those involved in Alcan's business operations, so that they can become rapidly familiar with the Company, its issues, businesses and operations.

Care is taken to ensure that new Directors understand the roles and responsibilities of the Board and its Committees, as well as the commitment level that Alcan expects of its Directors.  Extensive meetings are held annually involving the Board and management, lasting several days, so that the Directors may become well acquainted with the Company's businesses and managers. The Company funds Director education via seminars offered by third parties.

Director visits to Alcan plants and business locations are organized to give additional insight into Alcan's business and operations.19

Code of Conduct

Alcan has a Worldwide Code of Employee and Business Conduct that governs all employees of Alcan as well as the Directors. As an annex to the Code and supplemental thereto, the Company has adopted a Code of Ethics for Senior Financial Officers including the CEO, the Chief Financial Officer and Controller.  Copies of those documents are posted on the Company's Internet site (www.alcan.com). Alcan will promptly disclose any future amendments to the codes on its Internet site.

The Company has "whistleblower" procedures so that an employee can anonymously report concerns that he or she may have regarding compliance with corporate policies, the Worldwide Code of Employee and Business Conduct, applicable laws or auditing and accounting matters, by contacting the Ombudsman's office as provided on the Company's intranet site. The Ombudsman's office can also assist the Audit Committee in the protection of any employee who complains of retaliation for acting as a whistleblower.

Disclosure Controls and Procedures and Internal Controls

In accordance with SOX and recent Canadian regulatory requirements, the CEO and the Chief Financial Officer each certify the accuracy and fair presentation of the information contained in annual and quarterly reports that are filed with regulatory authorities.

Applicable rules also require the design and maintenance of disclosure controls and procedures to ensure that material Company information is communicated to the certifying officers on a timely basis. The CEO and Chief Financial Officer certifications also require that the certifying officers disclose to the Audit Committee and Auditors any significant deficiencies and material weaknesses in the design or operation of internal control over financial information that are reasonably likely to adversely affect financial reporting.

To assist in the certification process, an extensive system of recording and evaluating disclosure controls and procedures is in place, using business group and central function risk assessments and back-up certifications. In addition, a disclosure committee has been constituted with responsibility for the accuracy and timeliness of the disclosure of material information.

The annual report on Form 10-K for the year ended 31 December 2004 contains the required s. 404 SOX assessment of the effectiveness of Alcan's internal control over financial reporting by management. Management has evaluated the effectiveness of these controls and the Auditors have provided an attestation of management's evaluation of internal control over financial reporting.

Role of Management

The Board is not involved in the day-to-day management and functioning of the Company.  It gives senior management this responsibility, subject to the Board's overall stewardship responsibilities.

Alcan management is responsible for conducting the business and operations of the Company in accordance with a business strategy approved by the Board.

Proxy Circular 2005	14	Alcan Inc.

Management's authority to act in certain matters that may have the potential for important impact on the Company, including decisions by the CEO, is subject to prior Board approval as described above. Before being submitted to the Board, certain matters such as dividends, securities issues, annual reports and significant investment/divestment proposals are prepared and reviewed by management with external professional advice, as necessary.

Shareholder/Investor Communications

In order to respond to Shareholders' questions and concerns, Alcan maintains an experienced investor relations staff whose responsibility is to provide accurate, timely and non-selective information and analysis to the investing community in accordance with Alcan's disclosure policy.  This policy has been established in compliance with applicable legal disclosure requirements in Canada and in the United States and is regularly reviewed.  The investor relations staff meets periodically with investors and analysts and is accessible to Shareholders by telephone during business hours.  The quarterly earnings conference calls with analysts and institutional investors are broadcast live and are accessible on Alcan's Internet site at www.alcan.com. These services facilitate the receiving of Shareholder comments.

Shareholders and other interested parties may communicate with the Board by contacting the Corporate Secretary's office, including in relation to any complaints regarding accounting, internal accounting controls or auditing matters. All communications received will be reviewed and, as appropriate, delivered to members of the Board, including the Chairman. The process for communication with the Corporate Secretary's office is posted on Alcan's Internet site at www.alcan.com.

Corporate Governance Documents on the Web

The charters of the Board and each of the Committees, the Worldwide Code of Employee and Business Conduct, the Code of Ethics for Senior Officers and the Guidelines on Independence as well as contact details are posted on Alcan's Internet site (www.alcan.com).

The Corporate Governance Committee

L. Yves Fortier, chairman of the Committee
Roland Berger
L. Denis Desautels
Jean-Paul Jacamon
William R. Loomis, Jr.
Yves Mansion
Christine Morin-Postel
H. Onno Ruding
Guy Saint-Pierre
Gerhard Schulmeyer
Paul M. Tellier
Milton K. Wong

Note 1: refers to TSX Guideline 1.
Note 2: refers to TSX Guideline 1(a).
Note 3: refers to TSX Guideline 7.
Note 4: refers to TSX Guideline 14.
Note 5: refers to TSX Guideline 2.
Note 6: refers to TSX Guideline 3.
Note 7: refers to TSX Guideline 12.
Note 8: refers to TSX Guideline 9.
Note 9: refers to TSX Guideline 10.
Note 10: refers to TSX Guideline 4.
Note 11: refers to TSX Guideline 11.
Note 12: refers to TSX Guideline 5.
Note 13: refers to TSX Guideline 8.
Note 14: refers to TSX Guideline 1(e).
Note 15: refers to TSX Guideline 1(b).
Note 16: refers to TSX Guideline 1(d).
Note 17: refers to TSX Guideline 13.
Note 18: refers to TSX Guideline 1(c).
Note 19: refers to TSX Guideline 6.

Proxy Circular 2005	15	Alcan Inc.

Report of the Audit Committee

In accordance with its charter, the Audit Committee of the Board is responsible for providing an effective overview of Alcan's financial reporting process and internal control functions, as specified on pages 11 and 12.

Management has the primary responsibility for the financial reporting process and the system of internal controls.  The Auditors have the responsibility to express an opinion on the financial statements based on their audit in accordance with generally accepted auditing standards.  The Audit Committee has the responsibility to monitor and oversee the foregoing.

In accordance with the CBCA, the Shareholders appoint the Company's Auditors.  In carrying out its responsibilities, the Audit Committee has recommended to the Board that it, in turn, recommend to the Shareholders that PricewaterhouseCoopers LLP, Montreal, Canada be appointed as Auditors at the Meeting.

The Auditors discuss with the Audit Committee and provide written disclosures on: (1) the independence of the Auditors from Alcan; (2) all critical accounting policies and practices used in the audit; (3) all alternative treatments of financial information within GAAP; (4) the quality and not just the acceptability of the Company's accounts; and (5) the matters required to be communicated under generally accepted auditing standards.

The Audit Committee has reviewed and approved the fees paid for audit services and fees paid to the Auditors for other services (see Auditors on pages 17 and 18) and has considered whether the fees paid for such other services are compatible with maintaining the Auditors' independence.

The Audit Committee regularly meets separately with the Auditors and with Alcan's chief internal auditor, without management present, to review the results of their audits, their evaluation of internal controls, the quality of Alcan's accounting and financial reporting and other appropriate matters.

The Audit Committee reviews the Company's audited and unaudited financial statements and discusses them with management and the Auditors. In the case of the annual audited financial statements, the Committee recommends them to the Board for approval and inclusion in the Company's annual report on Form 10-K.  In the case of the unaudited interim financial statements, the Committee approves the Corporation's quarterly earnings releases and quarterly reports on Form 10‑Q.

The Audit Committee

L. Denis Desautels, chairman of the Committee
William R. Loomis, Jr.
Yves Mansion
Christine Morin-Postel
Guy Saint-Pierre
Paul M. Tellier

Proxy Circular 2005	16	Alcan Inc.

Auditors

PricewaterhouseCoopers LLP and its predecessor (Price Waterhouse) have been Alcan's Auditors since 1936.

In addition to performing the audit of Alcan's consolidated financial statements, PricewaterhouseCoopers LLP provided other services to the Company and its Subsidiaries.

Fees by category for each of 2003 and 2004 are:

	2003 ($'000)	2004 ($'000)
Audit Fees	8,942	27,624
Audit-Related Fees	2,201	172
Tax Fees	417	67
All Other Fees	0	20
Total	11,560	27,833

"Audit fees" include professional services for the audit of consolidated financial statements and local statutory audit work. Included in the audit fees for 2004 are fees incurred in connection with audit work related to Alcan ($12 million), audit work related to Pechiney ($5 million), registration work related to Novelis ($1 million) and the assessment of internal controls over financial reporting in accordance with s. 404 of SOX ($9.6 million). The Company does not expect this level of fees related to SOX will continue in future years, as a considerable initial effort in relation to the implementation of the s. 404 SOX measures will not have to be repeated on an annual basis.  "Audit-related fees" include fees for financial due diligence, internal control reviews and the audit of the Company's pension benefit plans.  "Tax fees" include tax compliance services and tax advisory services. "All other Fees" include a subscription to tax publications from the Auditors.

The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the Auditors' independence and has concluded that it is.  The Audit Committee approved a procedure that prohibits the Company from engaging the Auditors for certain non-audit services prohibited by the rules of the U.S. Securities and Exchange Commission (the "SEC").  In addition, all submitted Auditors' services are pre-approved by the Audit Committee through established procedures.  Even though such procedures are in place, the following occurrences are to be noted.

In early February 2005, the Auditors reported to the Audit Committee certain tax representation services that an entity contractually affiliated with one of the Auditors' member firms in France ("PwC Affiliate") had provided to certain of the Company's Subsidiaries in Europe.  These services were not in accordance with the auditor independence standards of the SEC and of the Public Company Accounting Oversight Board.  The PwC Affiliate provided services related to French value-added tax ("VAT") to three of Alcan's European Subsidiaries during fiscal years 2002, 2003 and 2004 and until February 2005, which included making remittances of VAT on behalf of one of the Subsidiaries, and was the tax representative of each of those Subsidiaries in France.  Under French law, a tax representative has joint and several liability in the event the taxpayer fails to pay taxes, which is inconsistent with independence under the SEC's auditor independence rules.  By making remittances of VAT on behalf of one Subsidiary, the PwC Affiliate had custody of the Subsidiary's assets in violation of the SEC's independence rules.

The Audit Committee did not pre-approve the provision of the services by the PwC Affiliate as the Company was not aware of the PwC Affiliate's relationship with the Auditors.  There is no reference to the name of the Auditors in the PwC Affiliate's name, and the Auditors had not advised the Company of the affiliation. The tax services were terminated in February 2005, and the aggregate fees billed by the PwC Affiliate for these services (approximately $100,000 in total) are being returned to the Subsidiaries.

Once the matters were brought to its attention, the Audit Committee oversaw an investigation of the relevant facts and circumstances and considered them in its evaluation of the Auditors' independence.  In addition, the Audit Committee considered why the violations of the SEC's independence rules had occurred.

The Auditors advised the Audit Committee that they considered the impact these non‑audit services may have had on the Auditors' independence with respect to the Company and concluded that there has been no impairment of the Auditors' independence for the 2002, 2003 or 2004 audit.  The Audit Committee also considered the matter and concluded there has been no impairment of independence for those periods.  Both the Audit Committee and the Auditors considered, among other things, the de minimis and ministerial nature of the services provided and the related fees, and the Auditors' statement that at no time prior to notification by the Auditors' Global Independence Office in February 2005 was the audit team, including the lead engagement partner and auxiliary engagement partner, aware of the services.  The Audit Committee also noted steps that are being taken to prevent the reoccurrence of such issues.

Proxy Circular 2005	17	Alcan Inc.

On 10 March 2005, the Auditors issued an independence letter to the Audit Committee that reported that the Auditors are independent public accountants with respect to the Company within the meaning of the securities acts administered by the SEC and the requirements of the Independence Standards Board, and that the Auditors have been independent throughout the course of their audit.

The Company's annual audit of consolidated financial statements is approved by the Audit Committee on an annual basis. The audit engagement letter is signed by the chairman of the Audit Committee. All permitted Auditors' services are pre-approved by the Audit Committee through established procedures; these are limited to audit services, audit related services, tax services and other permitted services. The Company's Auditors are only retained for tax services and other permitted services when there are particular reasons for preferring the Auditors over other service providers. Significant audit and non-audit services are subject to specific pre-approval. Management makes regular updates to the Audit Committee of the services rendered by the Auditors.

The Audit Committee reviews with the Auditors and Alcan's chief internal auditor the overall scope and specific plans for their audits of the Company and its Subsidiaries.

The Auditors, the Audit Committee and management maintain regular and open communication in relation to the audit of the Company's financial statements. There were no disagreements between the Auditors, the Audit Committee and management on matters affecting the audit of the Company's financial statements.

In addition, the Auditors reviewed Alcan's unaudited 2004 quarterly financial statements and have discussed these and the quarterly earnings releases with management and members of the Audit Committee prior to their issuance.

Proxy Circular 2005	18	Alcan Inc.

Report on Executive Compensation

General

The Human Resources Committee of the Board ("Committee") conducts annual comprehensive reviews of the compensation of the Company's executives around the world and the effectiveness of its policies to meet the needs of the Company.  The Committee is assisted by an independent consultant in its study of other global companies based in North America and Europe.

The Committee has concluded that for certain Executive Officers, their home country should be regarded as being of secondary importance in setting remuneration levels.  In order to ensure greater equity among these Executive Officers, compensation will be set against U.S. competitive compensation practices, irrespective of the countries in which the Executive Officers work.

The total direct compensation policy, which covers base salary, annual incentives (bonus) and long-term incentives, is aligned with prevalent U.S. competitive median compensation practices. U.S. compensation data is obtained from two different compensation surveys: (1) a peer group of 20 companies which are comparable in size - these companies are capital intensive or consumer product related and have a global presence; and (2) a group composed of 730 large multinational companies which is representative of the general market. The use of historical data has the effect of placing the Company's compensation policy slightly below the current median of U.S. compensation data.

More importantly, both the short-term and long-term incentive plans are aligned with the Company's governing objective to maximize value over time.  The details of Alcan's incentive programs, which came into effect in 2002, are outlined hereunder.

Compensation of the executive officers

Total direct compensation levels reflect both the responsibility of each position (internal equity) and competitive market levels (external competitiveness). The total compensation policy is targeted at the median of the compensation peer groups.

Base Salary

The target base salary is the mid-point of a salary range for an Executive Officer and reflects the competitive level of similar positions in the compensation peer groups.  Actual base salaries for Executive Officers reflect the individual's performance and contribution to the Company.   Base salaries of Executive Officers are therefore reviewed annually and any proposed changes are approved by the Committee before implementation.

The base salaries for Executive Officers other than for the CEO, depending on positions held, are between 17% and 38% of the target total direct compensation (base salary, target annual incentives and target long‑term incentives).

Short-Term (Annual) Incentive Plan

The Company's short-term incentive plan, known as the Executive Performance Award ("EPA") Plan, is administered by the Committee. For each position, a target award is set (expressed as a percent of target base salary) reflecting both the responsibilities of the position and competitive compensation levels. The short-term incentive plan has two components, each based on a different aspect of performance:

1.   Economic Value Added ("EVA" - a registered trademark of Stern Stewart & Co.). 90% of the incentive compensation opportunity of an Executive Officer is based on the overall profitability of the Company as measured against the quantifiable financial metric EVA.  The incentive compensation for Executive Officers who are part of corporate head office is contingent upon performance versus the pre-established EVA target for the Company, while the incentive compensation for Executive Officers who are responsible for a business group is contingent on meeting the pre-established EVA objectives of their respective business group.

2.   Environment, Health and Safety ("EHS") objectives.  10% of the incentive compensation opportunity of an Executive Officer is based on the achievement of the EHS objectives as measured against pre-established targets.  The objectives are set by the Committee for the Company and the business groups.

Proxy Circular 2005	19	Alcan Inc.

The overall award paid is the sum of the weighted results of each component (i.e., EVA and EHS) modified by rating for the individual performance and contribution to the Company.  The award paid may vary from zero when the results achieved are less than the minimum threshold set by the Committee, to 200% of the target award when the results achieved are at or exceed the maximum level which was set by the Committee.  For 2004, the Committee approved EPA awards for Executive Officers that were generally above the target amounts reflecting performance that was above target.

Under the terms of the Executive Deferred Share Unit Plan ("EDSU Plan"), Executive Officers based in Canada may elect, prior to the beginning of any particular year, to receive Executive Deferred Share Units ("EDSUs") with a value between 10% and 100% of their EPA award for that year, instead of a cash payment.

The number of EDSUs is determined by dividing the amount elected by the average share price on the Toronto and New York stock exchanges at the end of the preceding year.

Additional EDSUs, which correspond to dividends declared on Shares, are credited to each holder.  The EDSUs are redeemable only upon termination of employment (retirement, resignation or death). The cash amount to be paid by the Company upon redemption will be calculated by multiplying the accumulated balance of EDSUs by the average share price on the said exchanges at the time of redemption. Under the terms of the EDSU Plan, discretionary EDSUs may be granted as determined by the Board.

Under the terms of the Non-Qualified Deferred Compensation Plan, Executive Officers based in the U.S. may elect, prior to the beginning of any particular year, to defer up to 75% of their base salary and up to 90% of their EPA for that year, instead of receiving a cash payment.

The short‑term incentive plan for Executive Officers other than for the CEO, depending on positions held, are between 14% and 21% of the target total direct compensation.

Long-Term Incentive Plan

Long-term incentive compensation for the most senior executives is provided through (1) the Alcan Total Shareholder Return Performance Plan ("TSR Plan") and (2) the Alcan Executive Share Option Plan ("Option Plan"). In 2004, Executive Officers received half of their target long-term incentive compensation value from each of these two plans.   The details for the two plans are described below.

1.   The Company's TSR Plan aligns the interests of executives with those of Shareholders by rewarding the former for maximizing value over time through relative Share price increases.

The TSR Plan is a cash incentive plan that provides performance awards to eligible employees based on the Company's Share price and cumulative dividend yield performance relative to the performance of the companies included in the S&P Industrial Composite Index over a three-year period ("Performance Period").

The award amount, if any, is based on the Company's relative Total Shareholder Return performance, as defined in the TSR Plan, and ranking of the Company against the other companies in the S&P Industrial Composite Index at the end of the Performance Period.  If the Company's Total Shareholder Return performance ranks below the 30th percentile, the employee will not receive any award for that Performance Period.  At the 30th percentile rank, the employee will be paid an award equal to 60% of the target for that Performance Period.  At the 50th percentile rank, the employee will earn a payout of 100% of the target, and at or above the 75th percentile rank, the employee will earn a payout of 300% (i.e. the maximum payout).  The actual amount of award (if any) will be prorated between the percentile rankings.  In 2004, a total target cash award of $17,341,050 was granted to 102 key employees around the world. The amount of the award is expensed throughout the three-year period through an accounting accrual.  For more details on the target cash performance awarded, see page 28.

Proxy Circular 2005	20	Alcan Inc.

Under the terms of the EDSU Plan, Executive Officers based in Canada may elect, at least 12 months prior to the end of the Performance Period, to receive EDSUs with a value between 10% and 100% of their Total Shareholder Performance award for that Performance Period, instead of a cash payment. See above for a description of the EDSU Plan.

2.   The Option Plan also encourages key employees to align their interests with those of Shareholders by providing an incentive to further the Company's growth and development and assists in retaining and attracting executives critical to the success of the Company.

The Option Plan provides for the granting of Options to key employees of the Company and its Subsidiaries to purchase Common Shares.  The Committee, which administers the Option Plan, may determine at its sole discretion which employees of the Company and its Subsidiaries are eligible to be granted Options. In 2004, all options granted were performance-based "C" Options. For more details on the different Options granted, see pages 25 and 26.

Certain Executive Officers participated in the Alcan Stock Price Appreciation Unit Plan ("SPAU Plan") instead of the Option Plan due to certain local conditions of their country of residence (see description on page 28).

Executive Officers that were identified as being transferred to Novelis following the Novelis Spin-off received their target long-term incentive compensation value from the Option Plan. Following the Novelis Spin-off, all Options to purchase Common Shares of Alcan were converted into options to purchase common shares of Novelis for these Executive Officers. In addition, following the Novelis Spin-off, all Options and SPAUs of other Executive Officers and former Executive Officers were adjusted in terms of the number and exercise price to preserve the economic value of the Options and SPAUs. The adjustment was made using the trading price of the Alcan Share before and after the Novelis Spin-off.

The TSR Plan and the Option Plan for Executive Officers other than for the CEO, depending on positions held, are between 40% and 70% of the target total direct compensation.

Compensation of the Chief Executive Officer

The CEO's annual compensation is administered by the Board, based on recommendations from the Committee according to the policies described above. Mr. Engen became CEO on 12 March 2001 and entered into an employment agreement, with a five-year term, which can be renewed annually thereafter. The Board of Directors initially set Mr. Engen's compensation on a competitive level with other U.S. chief executive officers of global companies of similar size and also provided Mr. Engen with a comparable level of compensation to that received from his previous employer.  Since then, his compensation has reflected developments in the compensation offered by comparable U.S. companies. Decisions pertaining to the CEO's compensation are based on the Board evaluation of the CEO's performance against pre-determined financial and strategic objectives which are consistent with the performance metrics of the EPA (see page 19).  These objectives are set and approved annually at the beginning of the year.

Given the quality of the leadership provided as well as the progress made on the strategic direction of the Company, the Committee recommended to the Board that the CEO's total direct compensation (base salary, target annual incentives and target long-term incentives) be set at the 75th percentile of the U.S. market. The overall outstanding performance was reflected in establishing the compensation of the CEO.

In 2004, Mr. Engen's base salary (representing 11% of his target total direct compensation) was $1,350,000 and will be increased to $1,500,000 for 2005. An annual EPA award (representing 11% of his target total direct compensation) based on an established target and on performance objectives was paid. For 2004, the target was 100% of the base salary and this target was increased to 167% of the base salary for 2005. The actual amount paid for 2004 was $2,031,750 given that the 2004 results exceeded the pre-established performance objectives.

Mr. Engen received 348,000 C Options (see page 25) as part of his annual compensation (representing 39% of his target total direct compensation). These Options were granted on 22 September 2004 at an exercise price of Can. $58.15 per Share.  These Options will remain outstanding and exercisable for the full 10-year period.  He also received a TSR Plan target cash award of $5,000,000 payable at the end of the three-year Performance Period (30 September 2007) under the terms and conditions of the TSR Plan (representing 39% of his target total direct compensation) (see page 28).

Proxy Circular 2005	21	Alcan Inc.

Mr. Engen's employment agreement provides for a retirement adjustment program under which he will be entitled to the same level of retirement benefits he would have received had he remained employed with his previous employer. Under this program, the monthly pension is calculated by multiplying $6,432 by the number of years of service with Alcan from 1 April 2001 for a maximum of five years.

The portion of Mr. Engen's compensation attributable to services rendered in Canada is adjusted so that his net income after taxes is the same as it would have been in the United States.

Mr. Engen is eligible for a termination payment in the event his employment is terminated by the Company without cause or by him for defined reasons. Mr. Engen would receive an amount equal to three times the sum of his highest annualized base salary and target bonus.  Mr. Engen would also be entitled to the acceleration of vesting of all Options and would be entitled to continuation of employee benefits and additional service credits to total five years.

In addition, Mr. Engen and the Company have entered into a change of control agreement which is effective upon the occurrence of two events: (1) a change of control of the Company; and (2) the termination of employment either by the Company without cause or by him for defined reasons. In such cases, Mr. Engen would be entitled to an amount equal to 36 times the sum of his (a) monthly base salary on the date of termination, (b) EPA guideline amount in effect at the date of termination, and (c) other applicable incentive plan guideline amounts at the date of termination.

Approval of this Report on Executive
Compensation

The Committee, whose members are set forth below, has approved the issue of this report and its inclusion in this Circular.

Gerhard Schulmeyer, chairman of the Committee
Roland Berger
L. Denis Desautels
Jean-Paul Jacamon
H. Onno Ruding
Guy Saint-Pierre

Mr. Schulmeyer was named chairman of the Committee on 1 January 2005 to replace Mr. Newall who resigned to join the board of directors of Novelis. Mr. Jacamon joined the Committee on 15 February 2004. Mr. Ruding joined the Committee on 23 September 2004.

Proxy Circular 2005	22	Alcan Inc.

Performance Graph

The following graph compares the cumulative total Shareholder return on Can. $100 invested in Shares with the cumulative total return of the Standard & Poor's/Toronto Stock Exchange Composite Index, assuming reinvestment of all dividends.

Additional comparisons are provided with respect to two U.S. Dollar-based indices, the Standard & Poor's Diversified Metals & Mining Index and the Standard & Poor's Industrials Index. The Board believes the comparisons with the additional indices are appropriate.

Canadian Dollar Data: amounts in the following table are expressed in Canadian dollars and reflect the data in the above graph.

31 December	1999	2000	2001	2002	2003	2004
Alcan Inc.	$100	$87	$99	$82	$109	$107
S&P/TSX Composite Index	$100	$107	$94	$82	$104	$119
S&P Industrials Index	$100	$87	$81	$62	$65	$66
S&P Diversified Metals & Mining Index	$100	$71	$66	$72	$145	$149
All amounts are expressed in Canadian dollars.

U.S. Dollar Data: for purposes of comparison, amounts in the following table show cumulative total returns in U.S. dollars with differences from the Canadian dollar data attributable to the relative differences in the values of the two currencies over the period presented.

31 December	1999	2000	2001	2002	2003	2004
Alcan Inc.	$100	$85	$90	$75	$123	$130
S&P TSX Composite Index	$100	$102	$83	$72	$109	$132
S&P Industrials Index	$100	$84	$74	$57	$73	$80
S&P Diversified Metals & Mining Index	$100	$68	$60	$66	$162	$180
All amounts are expressed in U.S. dollars.

Proxy Circular 2005	23	Alcan Inc.

Executive Officers' Compensation

The following table sets out the compensation for the CEO, the Chief Financial Officer and the three other most highly compensated Executive Officers (collectively, the "Named Executive Officers") for the year ended 31 December 2004 and for each of the two preceding years.

Summary Compensation Table
		Annual Compensation					Long-term Compensation Awards
Name and Principal Position	Year	Salary ($)	Bonus (Executive Performance Award) (1) ($)		Other Annual Compensation (2) ($)		Shares Under Options Granted (3) (#		Shares or Restricted Share Units (4) (5) (#)		All Other Compensation (2) ($)
Travis Engen President and Chief Executive Officer	2004 2003 2002	1,350,000 1,300,000 1,225,000	2,031,750 2,008,100 1,605,000	(6)	402,073 1,272,151 17,592	(7)	348,000 312,000 353,000	(8) (8) (8)	0 0 0		96,031 77,411 52,217	(9)
Richard B. Evans Executive Vice President	2004 2003 2002	781,200 600,000 575,000	932,257 210,704 297,500	(10) (12)	656,598 440,907 520,091	(7)	110,700 69,600 10,000 84,900	(8) (8) (11) (8)	0 18,067 8,337	(10) (12)	32,966 65,061 13,160
Brian W. Sturgell(13) Executive Vice President	2004 2003 2002	781,200 600,000 575,000	932,257 561,845 595,000		280,686 254,115 219,182	(7) (8)	221,100 69,600 84,900	(8) (8) (8)	0 7,175 0	(14)	41,301 29,679 56,055	(9)
Geoffery E. Merszei Executive Vice President and Chief Financial Officer	2004 2003 2002	622,400 522,500 485,000	759,474 627,032 490,000		383,264 77,921 238,891	(7) (8)	63,600 49,500 62,700	(8) (8) (8)	15,000 0 0	(15)	21,364 57,233 19,502
Cynthia Carroll Senior Vice President and President and Chief Executive Officer, Primary Metal Group	2004 2003 2002	542,000 455,000 425,000	645,331 556,138 751,433		275,466 427,335 48,667	(7) (8)	48,000 44,700 48,700	(8) (8) (8)	0 0 0		19,145 56,285 11,442

(1)      See page 19 for description of the Executive Performance Award Plan.

(2)      See Other Compensation on page 25.

(3)      See page 25 for description of the Alcan Executive Share Option Plan.

(4)      See page 20 for description of the Executive Deferred Share Unit Plan.

(5)      See page 28 for description of the Alcan Stock Price Appreciation Unit Plan.

(6)      See Compensation of the Chief Executive Officer on page 21.

(7)     Tax equalization, a tax adjustment so that net income after taxes is not less than it would have been in the U.S.: T. Engen $340,312, R. B. Evans $626,632, B. W. Sturgell $254,756, G. E. Merszei $345,044 and C. Carroll $238,030.

(8)      Granted as C Options (see page 25 for description).

(9)      Company matching payments in excess of U.S. savings plan earnings limit: T. Engen $49,500 and B. W. Sturgell $18,000.

(10)    Received 30% of the EPA in cash ($210,704) and 70% in the form of 16,547 Deferred Share Units, based on the Share price ($29.71) at the end of 2002.  Received also 1,520 discretionary Executive Deferred Share Units to replace the retiring allowance amount of $38,700.

(11)    Grant of D Options became effective (see page 26 for description).

(12)    Received 50% of the EPA in cash ($297,500) and 50% in the form of 8,337 Deferred Share Units, based on the Share price ($35.68) at the end of 2001.

(13)    B. W. Sturgell resigned in January 2005 from Alcan following the Novelis Spin-off to become chief executive officer of Novelis.

(14)    Granted as restricted share units in recognition of his contribution in the Pechiney Combination.

(15)    Received Common Shares after completion of 3 years of employment with the Company, see Employment Agreements on page 31.

Proxy Circular 2005	24	Alcan Inc.

Executive Performance Award

The Executive Performance Award Plan and the related Executive Deferred Share Unit Plan are described on pages 19 and 20.

Other Compensation

Compensation benefits made available to senior employees under various plans included those under (a) the Executive Performance Award Plan mentioned above, (b) the Alcan Executive Share Option Plan described below, (c) the Alcan Stock Price Appreciation Unit Plan described below, (d) the TSR Plan described on pages 20 and 28, (e) retirement benefit plans, (f) life insurance plans, (g) savings plans, (h) plans for the use of automobiles, (i) plans for professional financial advice and for club membership fees, and (j) in applicable cases, expatriate benefits, tax equalization payments and housing assistance.

Alcan Executive Share Option Plan

The Option Plan provides for the granting to senior employees of non-transferable options ("Options") to purchase Shares (see also Report on Executive Compensation - Compensation of the Executive Officers on page 19).  The Option Plan is administered by the Human Resources Committee.

A Options

Prior to 22 April 1993, the Option Plan provided for the granting of Options referred to as "A Options". Each A Option was exercisable in whole or in part during a period commencing not less than three months after the effective date of the grant and ending no later than ten years after that date. Alcan made loans to assist in financing the purchase of Shares through the exercise of A Options. The interest rate is currently nil on all outstanding A Option loans. The loans have terms of up to 9¾ years. As at September 2002, all A Options had been exercised or had expired but certain loans under the A Options are outstanding (see Table of Indebtedness of Executive Officer on page 33).

B Options

Beginning on 22 April 1993, the Option Plan provides for Options hereinafter referred to as "B Options".

The exercise price per Share under B Options is set at not less than 100% of the market value of the Share on the effective date of the grant of each B Option.  The effective date is fixed at the time of the grant.

Each B Option is exercisable (not less than three months after the effective date) in respect of 25%, 50%, 75% or 100% of the grant after a Waiting Period (as defined in the Option Plan) of 12, 24, 36 and 48 months, respectively, following the effective date.

The Options expire 10 years after the effective date; in the event of retirement or death of the employee, any remainder of this 10-year period in excess of five years is reduced to five years.

C Options

Beginning on 23 September 1998, the Option Plan provides for Options hereinafter referred to as "C Options".

The exercise price per Share under C Options is set at not less than 100% of the market value of the Share on the effective date of the grant of each C Option.  The effective date is fixed at the time of the grant.  Each C Option is exercisable (not less than three months after the effective date) in respect of one-third of the grant when the market value of the Share has increased by 20% over the exercise price, two-thirds of the grant when the market value of the Share has so increased by 40% and the entire amount of the grant when the market value of the Share has so increased by 60%.  The said market values must exceed those thresholds for at least 21 consecutive trading days.  The said thresholds are waived 12 months prior to the expiry date, which is 10 years after the effective date.  In the event of death or retirement, any remainder of this 10-year period in excess of five years is reduced to five years, and the said thresholds are waived.

Proxy Circular 2005	25	Alcan Inc.

D Options

In respect of B and C Options granted to certain senior executives in 1996, 1997 and 1998, Alcan has granted further Options, hereinafter referred to as "D Options". The grant shall become effective upon the exercise of associated B or C Options and upon the executive placing at least one-half of the Shares resulting from the exercise of the B or C Option, as the case may be, in trust with an agency named by Alcan for a minimum period of five years.  The exercise price per Share of each D Option is set at not less than 100% of the market value of the Share on the exercise date of the associated B or C Options.  D Options are exercisable in the same manner as the associated B or C Option.  The option period for the D Option will terminate on the same date as the associated B or C Options.  In the event of death or retirement, any remainder of this option period in excess of five years is reduced to five years.  The vesting provisions of the D Options are identical to those of the associated B or C Option.

E Options

Options granted under the share option plan of Algroup, a Subsidiary of Alcan as a result of the Algroup Combination, were converted into Options for Shares of Alcan. These Options are hereinafter referred to as "E Options". The exercise price per Share was originally set at 110% of market price and the right to purchase one share of Algroup was converted into the right to purchase 21.66 Shares of Alcan.  Each E Option is exercisable in whole or in part during a period commencing not less than three years after the date of grant and ending not later than five years after that date.  In the event of death or disability, the three year waiting period is waived.  As this was a transitional measure related to the Algroup Combination, no further E Options will be granted.

F Options

Certain options granted under the stock option plans of Pechiney, a Subsidiary of Alcan after the Pechiney Combination, are exercisable for Shares or exchangeable into Options for Shares in accordance with liquidity agreements signed with the holders thereof.

There are 11 series of Pechiney options, several without current value. These Options are hereinafter referred to as "F Options". As this was a transitional measure related to the Pechiney Combination, no further F Options will be granted.

Limits on Grants of Options

Alcan may issue in any year Options in respect of a Yearly Allotment, as defined in the Option Plan, in aggregate not exceeding 0.75% of the Shares outstanding as at the end of the previous calendar year.  In addition, the unused portion of any previous Yearly Allotment may be carried forward.  The maximum cumulative number of Shares which can currently be issued under the Option Plan after 11 March 2005 is 12,844,630. Alcan Shareholders are being requested to approve the reservation of an additional 12,000,000 Shares for issuance of Option grants under the Option Plan (see Schedule D).

Securities Authorized for Issuance
Under Equity Compensation Plans

The following table provides information as at 11 March 2005 regarding the Common Shares issuable upon the exercise of Options under the Option Plan, as well as the number of Common Shares remaining available for issuance under the Option Plan.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of options (a)		Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders - Alcan Executive Share Option Plan (except F Options) - F Options	10,200,860 3,785,609	(1) (3)	Can. $44.50 € 31.50	2,643,770 0	(2)
Equity compensation plans not approved by security holders	-		-	-
	13,986,469		N/A	2,643,770
Total

(1)    This represents 2.8% of the total outstanding Shares of Alcan.
(2)    This represents 0.7% of the total outstanding Shares of Alcan.
(3)    This represents 1% of the total outstanding Shares of Alcan.

Proxy Circular 2005	26	Alcan Inc.

The following table provides information pertaining to Options granted to the Named Executive Officers during 2004. The date of grant in each case was 22 September 2004; all Options granted are C Options (see above).

Option Grants during 2004

Name	Shares Under Options Granted (#)	Percent of Total Options Granted to Employees in 2004	Exercise Price and Market Value on Date of Grant (Can. $/Share)	Expiration Date
T. Engen	348,000	13.0	58.15	21 September 2014
R. B. Evans	110,700	4.1	58.15	21 September 2014
B. W. Sturgell	221,100	8.3	58.15	21 September 2014
G. E. Merszei	63,600	2.4	58.15	21 September 2014
C. Carroll	48,000	1.8	58.15	21 September 2014

The following table summarizes, for each of the Named Executive Officers, (a) the number of Shares acquired by Options exercised during 2004, (b) the aggregate value realized upon exercise, which is the difference between the market value of the underlying Shares on the exercise date and the exercise price of the Option, (c) the total number of Shares underlying unexercised Options held at 31 December 2004, and (d) the aggregate value of unexercised in-the-money Options at 31 December 2004, which is the difference between the exercise price of the Options and the market value of the Shares on 31 December 2004, which was Can. $58.80 per Share. The aggregate values indicated with respect to unexercised in-the-money Options at financial year-end have not been, and may never be, realized. These Options have not been, and may never be exercised, and actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise. There can be no assurance that these values will be realized.

Aggregated Option Exercises during 2004 and Year-End Option Values

Name	Shares Acquired on Exercise (#)	Aggregate Value Realized (Can. $)		Shares Underlying Unexercised Options at 31 Dec. 2004 (1) (#)		Value of Unexercised In-the-Money Options at 31 Dec. 2004 (1) (Can. $)
T. Engen	0	0	E: U:	193,000 1,399,000	E: U:	0 2,260,320
R. B. Evans	0	0	E: U:	159,934 232,266	E: U:	2,540,884 1,424,073
B. W. Sturgell	167,450	2,734,759	E: U:	0 379,700	E: U:	0 1,945,328
G. E. Merszei	0	0	E: U:	188,467 167,333	E: U:	1,714,041 1,198,951
C. Carroll	0	0	E: U:	87,383 127,833	E: U:	1,448,362 884,409

(1)  E: Exercisable    U: Unexercisable

The information provided in the above tables has been modified following the Novelis Spin-off to reflect adjustment as described in the Report on Executive Compensation on page 21.

Proxy Circular 2005	27	Alcan Inc.

Alcan Stock Price Appreciation Unit Plan

The Alcan Stock Price Appreciation Unit Plan ("SPAU Plan") also provides for the granting to senior employees of non-transferable Stock Price Appreciation Units ("SPAU"). The purpose of the SPAU Plan is to attract and retain employees and to encourage an increased proprietary interest in the Company.  The SPAU Plan is administered by the Human Resources Committee and was approved on 26 September 2001.

A SPAU is a right to receive cash in an amount equal to the excess of the market value of a Share on the date of exercise of a SPAU over the market value of a Share as of the date of grant of such SPAU. SPAUs may be exercised in the same manner as C Options (see page 25).

Grants are made under the SPAU Plan instead of under the Option Plan due to certain local conditions of countries of the employees' residence.

Total Shareholder Return Performance Plan

The TSR Plan, described on page 20, is a cash incentive plan that provides performance awards to eligible employees based on the Company's Share price and cumulative dividend yield performance relative to the performance of the companies included in the S&P Industrial Composite Index over a three-year period.

The following table summarizes target cash performance award incentives under the TSR Plan for each of the Named Executive Officers.

TSR Plan Awards during 2004

Name(1)	Securities, Units or other Rights (#) (2)	Performance Period	Estimated Future Payouts
			Threshold ($)	Target ($)	Maximum ($)
T. Engen	0	1 Oct. 2004 __ 30 Sept. 2007	0	5,000,000	15,000,000
R. B. Evans	0	1 Oct. 2004 __ 30 Sept. 2007	0	1,588,500	4,765,500
G. E. Merszei	0	1 Oct. 2004 __ 30 Sept. 2007	0	911,900	2,735,700
C. Carroll	0	1 Oct. 2004 __ 30 Sept. 2007	0	690,000	2,070,000

(1) B. W. Sturgell was not granted any target cash performance award under the TSR Plan since he was to resign from Alcan following the Novelis Spin-off to become the chief executive officer of Novelis.

(2) The TSR Plan provides for a grant of a target cash award - no securities, units or other rights were awarded.

Proxy Circular 2005	28	Alcan Inc.

Retirement Benefits

U.S. Plan

During 2004, C. Carroll, R.B. Evans and B.W. Sturgell participated in an Alcan-sponsored qualified pension plan in the U.S. which, together with supplemental arrangements for payment directly by Alcan of pensions in excess of statutory limits, is herein referred to as the "U.S. Plan".

The U.S. Plan is available to Alcan salaried employees in U.S. and provides for pensions calculated on service with the Company of up to 35 years and eligible earnings which consist of the average annual salary and EPA up to its guideline amount during the 36 consecutive months when they were the greatest.  Eligible earnings are subject to a maximum, which was set with reference to the position of each Named Executive Officer at 31 December 2001.

The following table shows estimated retirement benefits, expressed as a percentage of eligible earnings, payable upon normal retirement at age 65 to persons in the indicated earnings and service classifications.

Pension Plan Table

Eligible Earnings	Years of Service
	10	15	20	25	30	35
$500,000	17%	25%	34%	42%	50%	59%
$600,000 __ $1,100,000	17%	25%	34%	42%	51%	59%
$1,200,000 __ $2,000,000	17%	26%	34%	43%	51%	60%

The normal form of payment of pensions is a lifetime annuity with either a guaranteed minimum of 60 monthly payments or a 50% lifetime pension to the surviving spouse.

The 2004 eligible earnings and projected service upon normal retirement age of 65 were as follows: C. Carroll, $595,900 and 33 years; R.B. Evans, $1,023,300 and 16 years; B.W. Sturgell, $929,000 and 26 years.

Pension Plan for Officers

Officers generally participate in the Alcan pension plan available to salaried employees in the country where they join the company and are expected to retire (herein referred to as "home country pension plan").

For Officers who report to the CEO, eligible earnings under these plans are subject to a maximum and the part of their earnings in excess thereof is eligible to the Pension Plan for Officers. This design assures internal equity between Officers who are compensated on the same U.S. salary scale but participate in home country pension plans with different standards and who have been with the Company for different lengths of service prior to becoming an Officer. The Pension Plan for Officers provides benefits only in respect of services rendered as Officer.

The three aforementioned Named Executive Officers also participated in the Alcan Pension Plan for Officers.

Participants in this defined benefit plan are officers who report to the CEO (a total of 9 individuals in 2004), designated by the Human Resources Committee.  This plan provides for pensions calculated based upon service of up to 20 years as an Officer and eligible earnings which consist of the excess of the average annual salary and EPA at its guideline level during the 60 consecutive months when they were the greatest over eligible earnings in their home country pension plan.  The following table shows the percentage of eligible earnings, payable under the Pension Plan for Officers upon normal retirement age after 60 according to years of service as an Officer.

Years as Officer

5	10	15	20
15%	30%	40%	50%

The normal form of payment of pensions is a lifetime annuity.  Pensions are not subject to any deduction for social security or other offset amounts. The Pension Plan for Officers is an unfunded obligation of Alcan and pensions are paid from operating cash flows of the Company.

Proxy Circular 2005	29	Alcan Inc.

The 2004 salary and EPA at its guideline amount and projected service as an Officer upon retirement age of 65 were as follows: C. Carroll, $954,900 and 24 years; R.B. Evans, $1,400,600 and 16 years, B.W. Sturgell, $1,400,600 and 18 years.

Individual Pension Undertakings

G.E. Merszei is a participant of the Alcan Pension Plan (Canada) which provides for pensions up to a statutory limit. At retirement, he will also receive a supplemental pension that will bring his total pension entitlement up to the estimated pension he would have received assuming continuation of service with his previous employer, varying from $291,000 per year at a retirement age of 55 to $525,800 at a retirement age of 62 and above, less the pension from his previous employer for service up to his joining Alcan.

His total pension entitlement shall not be less than the pension that would be payable from the Alcan Pension Plan (Canada) without the statutory limit, equal to $206,900 at retirement age of 65 on the basis of his earnings in 2004.

Mr. Engen does not participate in any of the pension plans sponsored by the Company (see Compensation of the Chief Executive Officer on page 21).

Individual pension undertakings are unfunded obligations of Alcan and pensions are paid from operating cash flows of the company.

Value of the Retirement Benefits

A measure of the value of the U.S. Plan and of the Pension Plan for Officers that can be deemed to be part of the total 2004 compensation of the three aforementioned Named Executive Officers is the service cost of the plans. The service cost is the estimated present value of benefits attributable by the pension benefit formula to services rendered by the plan members during a given period. The valuation of benefits is based on actuarial assumptions in relation to future events that will vary by plan to take into account the general characteristics of its membership. The service cost of the U.S. Plan was 11.2% of its membership's eligible earnings in 2004 (equivalent to $286,000 for the Named Executive Officers). The service cost of the Pension Plan for Officers was $305,000 in 2004 for the Named Executive Officers.

Another measure of the value of pension plans or pension benefits is the projected benefit obligation ("PBO"). The PBO is the actuarial present value of the part of the total pension payable at retirement that is attributable to service rendered up to the date of valuation.

The following table indicates the total projected annual pension of each Named Executive Officer from either individual undertakings (including in the case of G. Merszei, the pension equivalent of the lump sum settlement of his pension rights from his previous employer) or the plans described above, based on years of credited service up to the normal retirement age of 65 and eligible earnings to the end of 2004. The table also indicates the PBO at 31 December 2004 in relation to each Named Executive Officer.

The service cost and the PBO amounts are only estimates using prevailing interest rates of the discounted value of contractual entitlements. The value of these estimated entitlements may change over time because they are based on long term assumptions, such as the expected distribution of retirement ages, future compensation increases and life expectancy, that may not represent actual developments. Furthermore, the methods used to determine these amounts will not be the same as those used by other companies and therefore will not be directly comparable. The actuarial assumptions applied are the same as those used to determine the service cost and the benefit obligation in the Note on Post‑Retirement Benefits to Alcan's 2004 annual financial statements. There is no contractual undertaking by the Company to pay benefits of equivalent amounts.

Name	Projected Annual pension payable at age 65 ($)	Projected Benefit Obligation 31 December 2004 ($)
T. Engen	385,900	3,412,500
R.B. Evans	418,300	2,195,600
B.W. Sturgell	612,400	3,818,000
G.E. Merszei	525,800	1,772,700
C. Carroll	500,700	2,082,300

Proxy Circular 2005	30	Alcan Inc.

Employment Agreements

On 31 December 2001, Alcan entered into employment agreements with certain Named Executive Officers including C. Carroll, R. B. Evans and B.W. Sturgell, setting out the terms and conditions of their employment.  Each of these Named Executive Officers is entitled to base salary, annual bonus, Option grants, awards under the TSR Plan, pension plan participation and customary perquisites, as described herein.  The portion of the Named Executive Officers' compensation attributable to services rendered in Canada is adjusted so that their income after taxes is the same as it would have been in the United States.  They are also eligible for a termination payment equal to 24 months of their base salary and EPA at the guideline amount if they are terminated without cause.

Mr. Merszei entered into an employment agreement with Alcan on 13 June 2001.  The terms of his employment agreement are similar to those of the other above Named Executive Officers.  Upon joining Alcan, Mr. Merszei received Options for 80,000 Shares to compensate him for leaving his previous employer and Options for 50,000 Shares as an employment incentive.

These Options vested at the rate of 33.33% per year over a three-year period.  In addition, as part of his employment agreement, he received 15,000 Shares in 2004 on the third anniversary date of his employment with Alcan.

During 2002, the Company renewed change of control agreements with certain Executive Officers, including the Named Executive Officers.  These agreements expire on 30 April 2005.  The terms of change of control agreements are effective upon the occurrence of two events: (1) a change of control of the Company, and (2) the termination of the Executive Officer's employment with the Company either by the Company without cause or by the Executive Officer himself for defined reasons. In such cases, the Executive Officer will be entitled, depending on the individual in question, to an amount equal to either 24 or 36 months of their base salary and EPA at the guideline amount and other applicable incentive plan guideline amounts.

For information relating to Mr. Engen, see Compensation of the Chief Executive Officer on page 21.

Directors' Compensation

Effective on 1 May 2004, the compensation of Non-Executive Directors was increased, to align Directors' compensation levels with prevalent U.S. compensation practices.  Each Non-Executive Director is presently entitled to receive compensation equal to $150,000 per annum, payable quarterly, except that Non-Executive Directors who are members of the Audit Committee are entitled to $155,000 per annum, payable quarterly. The Chairman is entitled to receive total compensation equal to $350,000 per annum, payable quarterly and the chairman of the Audit Committee is entitled to receive $175,000 per annum, payable quarterly. 50% of Directors' compensation is required to be paid in the form of Director's Deferred Share Units ("DDSUs") (see below) and 50% in the form of either cash or additional DDSUs at the election of each Non-Executive Director.

Because at least half of the Non-Executive Directors' compensation is paid in DDSUs, non-executive Directors are not required to own a specific amount of the Company's Shares.  DDSUs are the economic equivalent of Shares.

A Non-Executive Director cannot redeem the accumulated DDSUs until he or she ceases to be a member of the Board.

The Board believes that compensation in the form of DDSUs together with the requirement for Non-Executive Directors to retain all DDSUs until retirement ensures an alignment of the interests of the Non-Executive Directors with those of Shareholders.

The number of DDSUs to be credited each quarter is determined by dividing the quarterly amount payable by the average price of a Share on the Toronto and New York stock exchanges on the last five trading days of the quarter.  Additional DDSUs are credited to each Non-Executive Director corresponding to dividends declared on Shares.  The DDSUs are redeemable only upon termination (retirement, resignation or death). The cash amount to be paid by Alcan upon redemption will be calculated by multiplying the accumulated balance of DDSUs by the average price of a Share on the said exchanges at the time of redemption.

Proxy Circular 2005	31	Alcan Inc.

Non-Executive Directors may invest all or part of the cash portion of their fees (if applicable) in Shares through the Share Investment Plan for Directors.  This plan is similar to the Share Investment Plan available to all Alcan Shareholders.

It allows for purchases of Shares up to a maximum of $15,000 per quarter and for dividends to be invested in additional Shares. The Shares are purchased and held by a custodian.

Non-Executive Directors are not granted Share options. No current non-executive Directors have sold any Shares in the past three years.

Non-Executive Directors are reimbursed for transportation and other expenses incurred in attending Board and Committee meetings.

Non-Executive Directors who are not Canadian residents are entitled to paid tax advice. During 2004, Messrs Ruding and Schulmeyer were reimbursed $3,000 for this purpose.

An employee of Alcan who is a Director is not entitled to receive fees for serving on the Board.

The following table sets out the individual election of each Non-Executive Director in relation to their compensation for 2004.

Name	Portion of fees in Directors' Deferred Share Unit Plan	Portion of fees in Share Investment Plan for Directors	Portion of fees in cash	Amount paid in DDSUs in 2004 (#)
Roland Berger	50%	-	50%	1,595
L. Denis Desautels	50%	12.5%	37.5%	1,754
L. Yves Fortier	100%	-	-	7,211
Jean-Paul Jacamon	50%	-	50%	1,555
William R. Loomis	100%	-	-	3,239
Yves Mansion	100%	-	-	3,183
Christine Morin-Postel	100%	-	-	3,202
H. Onno Ruding	50%	-	50%	390
Guy Saint-Pierre	50%	50%	-	1,676
Gerhard Schulmeyer	50%	$1,250 per quarter	balance	1,674
Paul M. Tellier	100%	-	-	3,309
Milton K. Wong	100%	-	-	3,141

Proxy Circular 2005	32	Alcan Inc.

Indebtedness of Directors, Executive Officers and Employees

Non-Executive Directors and former Non-Executive Directors are not indebted to Alcan.

The following table sets out the aggregate indebtedness of Executive Officers and employees and former Executive Officers and employees of Alcan and its Subsidiaries to the Company in respect of loans given to Executive Officers in connection with the exercise of A Options ("Option Loans") and other loans, excluding "routine indebtedness" as defined under applicable Canadian Securities laws.

Aggregate Indebtedness

Purpose	To Alcan or its Subsidiaries ($)	To Another Entity
Share Purchases (Option Loans)	792,057	-
Other	3,999,130	-

The following table sets out the indebtedness of Executive Officers to Alcan or its Subsidiaries, excluding routine indebtedness. No further Option Loans will be given to officers under the Option Plan.

Table of Indebtedness of Executive Officers

Name and Principal Position	Involvement of Alcan	Largest Amount Outstanding During 2004 ($)	Amount Outstanding as at 2 March 2005 ($)	Financially Assisted Share Purchases During 2004 (1) (#)	Security for Indebtedness	Amount Forgiven During 2004
G. Ouellet Senior Vice President	Lender	45,922	42,642	0	(2)	0

(1)    In respect of A Options only.

(2)  Security for the indebtedness is provided by the deposit of the certificates representing the relevant Shares with CIBC Mellon, as trustee, which holds the certificates registered in its name until full repayment of the particular Option Loan has been made to Alcan.

Directors' and Officers' Liability Insurance

Alcan carries insurance covering liability, including defence costs, of directors and officers of Alcan and its Subsidiaries, incurred as a result of their acting as such, except in the case of failure to act honestly and in good faith. The policy provides coverage against certain risks in situations where Alcan may be prohibited by law from indemnifying the directors or officers.  The policy also reimburses Alcan for certain indemnity payments made by Alcan to such directors or officers, subject to a $10 million deductible in respect of each insured loss.

The premium paid by Alcan for coverage in 2004 was $2,994,500 and the limit of insurance is $225 million per occurrence and in the aggregate per year.

Proxy Circular 2005	33	Alcan Inc.

Additional Information

Additional information relating to Alcan may be found on Alcan's Internet site at www.alcan.com, on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Financial information is provided in Alcan's financial statements and Management Discussion & Analysis reports, which may be obtained, without charge, on request from the Corporate Secretary of Alcan at the registered office of Alcan, 1188 Sherbrooke Street West, Montreal, Quebec, Canada, H3A 3G2, telephone: (514) 848-8000.

Approval of the Board of Directors

The Board of Directors has approved the contents of this Circular and the sending to Shareholders.

Roy Millington
Corporate Secretary

Proxy Circular 2005	34	Alcan Inc.

Schedule A

Resolution - Re-Confirmation of the Shareholder Rights Plan

THAT the Shareholder Rights Plan included in the Shareholder Rights Agreement made as of 14 December 1989, between the Company and CIBC Mellon Trust Company, as amended, (as summarized in Schedule B of the Proxy Circular dated 2 March 2005), be and is hereby re-confirmed in accordance with its terms.

THAT any Officer or Director of the Company be and is hereby authorized for and on behalf of the Company, to do all such things and to execute all such documents or instruments as may be necessary or described to give effect to this resolution.

Proxy Circular 2005	35	Alcan Inc.

Schedule B

Summary of the Shareholder Rights Plan

The following is an explanation and a summary of the Rights Plan as embodied in the Plan Agreement made as of 14 December 1989, between the Company and CIBC Mellon, as amended to date. A copy of the full text of the Plan Agreement is available on Alcan's Internet site at www.alcan.com. Shareholders requiring the full text of the Plan Agreement may obtain a copy from the Corporate Secretary's office, 1188 Sherbrooke Street West, Montreal, Quebec, Canada, H3A 3G2.

The primary objective of the Rights Plan is to provide the Board with sufficient time to explore and develop alternatives for maximizing Shareholder value if a take‑over bid is made for Alcan and to provide every Shareholder with an equal opportunity to participate in such a bid. The Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the Plan Agreement), which requires the take‑over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board.

The Board of Directors believes that the current legislation in Canada does not provide the Board with adequate time to evaluate and respond to a take‑over bid in the best interests of the Shareholders. The key objective of the Board in a take‑over bid context will be to maximize value for Shareholders. The Rights Plan creates a sufficient opportunity for the Board, in the face of a take‑over bid, to make a proper recommendation to the Shareholders ‑ whether to accept the bid, or to negotiate with the bidder for a higher value or to explore and develop alternatives for maximizing Shareholder value, such as locating other potential bidders or developing a corporate restructuring alternative.

As for the Shareholders themselves, the legislated bid period may not provide sufficient time to consider a take‑over bid and the recommendations of the Board (including alternatives to the bid) and, thus, to make a fully informed decision. The Rights Plan helps address these issues.

A large percentage of Alcan Shares are currently held outside Canada. The Rights Plan is also intended to ensure equal treatment of Shareholders and prevent an acquiror from exploiting differences in securities laws in a way that could be detrimental to some Shareholders.

While the Rights Plan is intended to regulate certain aspects of take‑over bids for Alcan, it is not intended to deter a bona fide attempt to acquire control of Alcan if the offer is made fairly. The Rights Plan does not diminish or otherwise affect Board duties in relation to the due and proper consideration of any offer that is made.

The Rights Plan may be terminated by the Board with Shareholder approval through a redemption process prior to the accumulation of 20% or more of the Shares by any person or group of persons. The Rights Plan will not interfere with any amalgamation or other business reorganization approved by the Board. Nor does the Rights Plan inhibit any Shareholder from utilizing the proxy mechanism of the CBCA to promote a change in the management or direction of Alcan.

If the Rights Plan is re-confirmed as proposed in the resolution in Schedule A, it will continue in effect until 1 May 2008, unless terminated earlier in accordance with its terms.  If the Rights Plan is not re-confirmed, it will terminate at the Meeting.

Summary of the Rights Plan

Capitalized terms used in this summary have the meanings specified in the Rights Plan.

Pursuant to the Plan Agreement, one Right to purchase additional securities, subject to the terms and conditions of the Plan Agreement, has been issued for each Share outstanding and Rights will likewise be issued in respect of Shares issued in the future until the Separation Time (as defined below) or until the termination of the Rights Plan. The Rights are not exercisable until the Separation Time.

Proxy Circular 2005	36	Alcan Inc.

Until the Separation Time (or earlier termination or expiration of the Rights), the Rights are evidenced by the certificates for the Shares to which the Rights attach. The Rights are transferred with, and only with, the associated Shares. Furthermore, until such time, Share certificates issued will contain a notation incorporating the Plan Agreement by reference.

The Rights will separate and trade independently of the Shares after the Separation Time. Promptly following the Separation Time, separate Rights Certificates will be given to holders of record of Shares as of the close of business at the Separation Time and such separate Rights Certificates alone will evidence the Rights.

The Separation Time is the close of business on the tenth business day after either the first date that a person has acquired beneficial ownership of 20% or more of the Shares, thereby becoming an Acquiring Person, or the date of commencement or announcement of a Take‑Over Bid.

A Flip‑In Event occurs when a Person becomes an Acquiring Person. Upon the occurrence of a Flip‑In Event, each Right (except for Rights beneficially owned by an Acquiring Person, its affiliates and associates) shall constitute the right to receive, upon the exercise thereof at the then current Exercise Price of the Right, Shares having an aggregate Market Price on the date of occurrence of such Flip‑In Event equal to twice the Exercise Price. For example, if at the time of the Flip‑In Event, the Exercise Price is $200 and the Shares have a Market Price of $50, the holder of each Right will be entitled to receive $400 in market value of the Shares (8 Shares) for $200, i.e. at a 50% discount.

The Board of Directors may determine to waive the application of the provisions of the Flip‑In Event section of the Plan Agreement to a particular Flip‑In Event or any particular acquisition or other transaction or event that would, but for the waiver, constitute or result in a Flip‑In Event, provided that such waiver shall automatically constitute a waiver of the application of such provisions to all contemporaneous Flip-In Events.

The Rights Plan has a Permitted Bid feature which allows a take‑over bid to proceed in the face of the Rights Plan even if the Board does not support the bid, provided that the bid meets certain minimum specified standards of fairness and disclosure. Specifically, the Permitted Bid procedure allows persons to make a take‑over bid for all or part of the outstanding Shares, provided it is made to all Shareholders, and is held open for 60 days. The Permitted Bid procedure provides Shareholders and the Board with this additional time to assess a bid properly and to permit alternative bids to emerge. If more than 50% of the Shares held by parties other than the bidder, its affiliates and associates are tendered and not withdrawn at the end of the specified period, the bid may proceed and must be held open for an additional 10 business days to allow Shareholders who have not tendered their Shares additional time to do so after having had an opportunity to determine that the bid will otherwise be successful. This two-stage requirement, which separates evaluation of the bid from the tender process, helps remove any element of coercion that might otherwise be present in a one‑stage bid process.

Under the terms of the Plan Agreement, at every third annual meeting following the 1999 annual meeting, including at the 2005 Meeting, the Board of Directors shall submit a resolution to the Shareholders for approval ratifying the continued existence of the Rights Plan. If a majority of the votes cast on such a resolution is against the continued existence of the Rights Plan, then the Plan Agreement, the Rights Plan and any outstanding Rights shall be of no further force or effect.

Amendments now Proposed

The Board considered terms and conditions of current rights plans adopted by other companies as well as comments of the investment industry, and has decided that certain minor amendments to the Plan Agreement would be made.  These amendments are intended to ensure that it is consistent with current rights plans and adequately addresses the concerns of institutional shareholders on a basis that is consistent with the purposes of the Rights Plan. The amendments consist mainly of the following:

Proxy Circular 2005	37	Alcan Inc.

  The definition of "acting jointly and in concert" is being modified to make it clear that only persons actually acting together to acquire Shares should be aggregated for the purpose of the 20% Acquiring Person threshold.

  The definition of "lock‑up agreement" is being modified to incorporate recent views in relation to appropriate thresholds and related issues relating to when the Shares of parties to a lock‑up agreement under a bid should not be counted towards the 20% Acquiring Person threshold.

  Certain technical amendments are also being made so that the Rights Plan would conform to current rights plans and to clarify certain provisions.

All amendments will appear in the full text of the Plan Agreement available as stated above.

Tax Consequences

For Canadian federal income tax purposes, Alcan has not received any income as a result of the issuance of the Rights. Under the Income Tax Act (Canada) ("Act"), the issuance of the Rights may be a taxable benefit which must be included in the income of the recipient. However, no amount must be included in the income of the recipient if the Rights do not have a monetary value at the date of issue. Alcan views the Rights as currently having negligible monetary value. A holder of Rights may have income or be subject to withholding tax under the Act if the Rights become exercisable, are exercised or are otherwise disposed of. This statement does not address the Canadian income tax consequences of other events, e.g., separation of the Rights from Shares, a Flip‑In Event, lapse of Alcan's right to redeem the Rights and redemption of the Rights.

For United States federal income tax purposes, the adoption and approval of the resolution reconfirming the Rights Plan should not be a taxable transaction to the Shareholders. The United States federal income tax consequences of other events in connection with the Rights Plan, e.g., separation of the Rights from the Shares, a Flip‑In Event, lapse of Alcan's right to redeem the Rights, redemption of the Rights and exercise of the Rights, are uncertain. The tax consequences, including the likelihood that an event will be a taxable transaction (which, in certain cases, is probable) or, if taxable, whether it is a distribution or a sale or exchange of a Right, can vary depending on the facts and circumstances at the time of the event.

Shareholders should consult their own tax advisors regarding the consequences of approval of the resolution and of receiving, holding, exercising, exchanging or otherwise disposing of the Rights.

Proxy Circular 2005	38	Alcan Inc.

Schedule C

Resolution - Adoption of Amendments to the Alcan Executive Share Option Plan

THAT the amendments to the Alcan Executive Share Option Plan, including the addition of 12,000,000 Common Shares reserved for issuance under the Alcan Executive Share Option Plan (as described in Schedule D of Proxy Circular dated 2 March 2005), be and are hereby approved.

Proxy Circular 2005	39	Alcan Inc.

Schedule D

Summary of the Alcan Executive Share Option Plan

On 24 July 1987, the Board of Directors and Shareholders adopted the Alcan Executive Share Option ("Option Plan").  A 1995 amendment to the Option Plan established a maximum of 20,500,000 Shares that could be issued after 31 December 1995 without further Shareholder approval. From 1 January 1996 to 11 March 2005, 7,655,370 Common Shares were issued pursuant to Options exercised and 12,844,630 Shares remain in reserve for issuance under the Option Plan. As of 11 March 2005, of the 12,844,630 Common Shares in reserve, 10,200,860 Shares were outstanding under the Option Plan in respect of Options already granted but not exercised and 2,643,770 Shares were available for future grants under the Option Plan.

In order for Alcan to continue its long‑term incentive compensation plan for senior executives and to replenish the number of Shares available for option grants, the Company proposes to implement certain amendments to the Option Plan, in particular to increase the number of Common Shares available for issuance under the Option Plan to 24,844,630 Common Shares, representing an increase of 12,000,000 Common Shares.  If approved by Shareholders at the Meeting, the increase in the total number of Common Shares authorized for issuance pursuant to the exercise of options under the Option Plan would represent approximately 3% of the total number of the then issued and outstanding Common Shares of the Company.  The Board of Directors approved the implementation of the amendments to the Option Plan on 11 March 2005, subject to Shareholder and regulatory approvals.  The total number of Common Shares reserved for issuance under the Option Plan would represent approximately 6.3% of the total number of the then issued and outstanding Common Shares of the Company. At the Company's current rate of Option grants, the 12,000,000 Shares reserved for issuance would be sufficient for a further five years. In addition, a small number of administrative amendments have been made to the Option Plan.

The amendments to the Option Plan have been approved by the Toronto Stock Exchange and New York Stock Exchange, subject to Shareholder approval. A copy of the full text of the Option Plan, as proposed to be amended, is available on Alcan's Internet site at www.alcan.com. Shareholders may also obtain a copy of the full text of the Option Plan, as proposed to be amended, from the Corporate Secretary's office, 1188 Sherbrooke Street West, Montreal, Quebec, Canada, H3A 3G2.

Summary of the Option Plan

Under the Option Plan, Alcan may issue in any year options in respect of a yearly allotment, in aggregate not exceeding 0.75% of the Shares outstanding as at the end of the previous calendar year.  In addition, the unused portion of any previous yearly allotment may be carried forward and, subject to Shareholder approval, the aggregate number of Shares to be issued after 11 March 2005 may not exceed 24,844,630 Shares.

The exercise price per Share may not be less than 100% of the average of the high and low prices of the Shares on the Toronto Stock Exchange on the effective date of each grant.  Options granted under the Option Plan will not be assignable otherwise than by will or by the laws of descent and distribution.  Options must be exercised during the option period which may not be more than 10 years.  Options may be exercised only for so long as the optionee remains an employee. In the case of death or retirement of the optionee, the option period will not continue for more than five years after the event. No repricing of Options is permitted.

The Human Resources Committee of the Board of Directors of the Company will administer the Option Plan.  The Human Resources Committee may make rules and regulations relating to the administration of the Option Plan including the determination of executives eligible, the number of options granted, the exercise price, the vesting period, the terms of exercise, the option period and any other rules necessary or desirable for the administration of the Option Plan. Options granted under the Option Plan may have connected stock appreciation rights, if so determined by the Human Resources Committee.

Proxy Circular 2005	40	Alcan Inc.